SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2005

On November 10, 2004, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the first half of the fiscal year ending March 31, 2005. Attached is a copy of a press release dated November 10, 2004 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2005. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of registrant’s three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (the “Subsidiaries”) were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the first half of the fiscal year ending March 31, 2005 in the attached press release is unaudited. The attached press release was issued for immediate release. The registrant expects to announce separately details of the financial information for the first half of the fiscal year ending March 31, 2005 of the registrant and the Subsidiaries, including notes thereto, in the near future. It also plans to file such future announcement promptly thereafter under separate cover of Form 6-K with the Securities and Exchange Commission.

The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2005 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries’ actual results to differ materially from those set forth in the attachment.

The earnings projections included in this material are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant and its subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the success of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from those set forth in the attachment.

No assurance can be given that the registrant and Subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: November 10, 2004

Consolidated Semi-annual Financial Results Release	November 10, 2004
For the Six Months Ended September 30, 2004	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: November 10, 2004

Adoption of U.S. GAAP: Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes
Six months ended September 30, 2004	5,321,619	(1.7)%	787,827	(5.8)%	774,160	(2.4)%
Six months ended September 30, 2003	5,412,424	0.8%	836,645	1.6%	793,393	3.1%
Year ended March 31, 2004	11,095,537		1,560,321		1,527,348

	Net Income		Earnings per Share		Diluted Earnings per Share
Six months ended September 30, 2004	344,554	3.1%	21,889.00 (yen)		— (yen)
Six months ended September 30, 2003	334,304	—%	20,982.78 (yen)		— (yen)
Year ended March 31, 2004	643,862		40,607.65 (yen)		— (yen)

Notes: 1. Equity in earnings (losses) of affiliated companies:

For the six months ended September 30, 2004:	2,473 million yen

For the six months ended September 30, 2003:	(829) million yen

For the year ended March 31, 2004:	(20,323) million yen

2. Weighted average number of shares outstanding (consolidated):

For the six months ended September 30, 2004:	15,740,969 shares

For the six months ended September 30, 2003:	15,932,306 shares

For the year ended March 31, 2004:	15,855,684 shares

3. Change in accounting policy: No

4. Percentages above represent changes from the corresponding previous semi-annual period.

5.	Consolidated results of operations for the six months ended September 30, 2003 have been restated and reclassified in accordance with the change in accounting policy for change in interest of investee in the second half of the year ended March 31, 2004.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2004	19,154,597	6,794,450	35.5%	431,648.30 (yen)
September 30, 2003	19,548,916	6,015,130	30.8%	377,547.66 (yen)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)

Note: Number of shares outstanding at end of period (consolidated):	September 30, 2004:	15,740,708 shares
	September 30, 2003:	15,932,108 shares
	March 31, 2004:	15,741,201 shares

(3) Consolidated Cash Flows			(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2004	1,271,510	(1,034,615)	(222,791)	1,447,958
Six months ended September 30, 2003	1,504,372	(992,364)	(363,545)	1,461,462
Year ended March 31, 2004	3,480,591	(2,136,810)	(1,222,531)	1,431,421

(4) Number of Consolidated Subsidiaries and Affiliated Companies Accounted for Under the Equity Method

The number of consolidated subsidiaries:	374
The number of unconsolidated subsidiaries accounted for under the equity method:	51
The number of affiliated companies accounted for under the equity method:	98

(5) Changes of Reporting Entities

The number of consolidated subsidiaries added:	29
The number of consolidated subsidiaries removed:	2
The number of companies accounted for under the equity method added:	10
The number of companies accounted for under the equity method removed	33

2. Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

			(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,780,000	1,645,000	670,000

(Reference) Expected earnings per share (Fiscal year ending March 31, 2005): 42,564.79 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business of the consolidated subsidiaries of NTT and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo) and NTT DATA Corporation (NTT DATA), two consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Businesses

The principal elements in these businesses are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications businesses are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited., NTT DIRECTORY SERVICES Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT BUSINESS INFORMATION SERVICE, INC, AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME CORPORATION, NTT CARD SOLUTION Inc., NTT Solco Corporation, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT HOKKAIDO TELEMART CORPORATION, and 105 other companies.

(2) Long-Distance and International Communications Businesses

The principal elements in these businesses are inter-prefectural communications services, international communications services, and related ancillary services pertaining to inter-prefectural communications services and international communications services.

The consolidated subsidiaries in the long-distance and international communications businesses are NTT COMMUNICATIONS CORPORATION(NTT Communications), NTT USA, Inc., Verio Inc., NTT America, Inc., NTT Europe Limited, NTT AUSTRALIA PTY. LTD., NTT AUSTRALIA IP PTY. LTD., NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, NTT MSC SDN BHD, NTT PC Communications Incorporated, NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT WORLD ENGINEERING MARINE CORPORATION, NTT Taiwan Ltd., NTT KOREA Co., Ltd., PT. NTT Indonesia, NTT do Brasil Telecomunicações Ltda., DREAM NET Corporation, NTT NaviSpace Corporation, and 26 other companies.

(3) Mobile Communications Businesses

The principal elements in these businesses are mobile telephone services, PHS services, quickcast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 48 other companies.

(4) Data Communications Businesses

The principal elements in these businesses are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 37 other companies.

(5) Other Businesses

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES, INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Corporation, NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING, INC., NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co. Ltd., and 83 other companies.

Notes:

1. NTT URBAN DEVELOPMENT CORPORATION was listed on the First Section of the Tokyo Stock Exchange on November 4, 2004.

2. NTT AUSTRALIA PTY. LTD. signed an agreement on October 25, 2004, to sell all of its shares of NTT AUSTRALIA IP PTY. LTD.

Group organizational chart appears on the following page.

# ORGANIZATIONAL CHART OF THE NTT GROUP

## Customer

### Regional Communications Businesses
NTT East
NTT West

**Regional Communications Support Group**

**Engineering Businesses**
- NTT-ME TOKYO CORPORATION
- NTT NEOMEIT KANSAI CORPORATION
- NTT INFRASTRUCTURE NETWORK CORPORATION
- AIREC ENGINEERING CORPORATION
- and others

**Telephone Directory Businesses**
- NTT DIRECTORY SERVICES Co.
- NTT BUSINESS INFORMATION SERVICE, INC
- and others

**Telemarketing Businesses**
- NTT Solco Corporation
- NTT HOKKAIDO TELEMART CORPORATION

**Internet Related Businesses**
- Plala Networks Inc.

**Customer Service Businesses**
- NTT SERVICE TOKYO CORPORATION
- NTT MARKETING ACT KANSAI CORPORATION
- and others

### Long-Distance and International Communications Businesses
NTT Communications
9 international companies

**Long-Distance and International Communications Support Group**

**Internet Related Businesses**
- NTT PC Communications Incorporated
- NTT NaviSpace Corporation
- DREAM NET Corporation
- and others

**Others**
- NTT USA, Inc.
- Verio Inc.
- NTT WORLD ENGINEERING MARINE CORPORATION
- and others

### Mobile Communications Businesses
NTT DoCoMo
8 DoCoMo regional subsidiaries

### Data Communications Businesses
NTT DATA

**Data Communications Support Group**

**System Integration Services**
- NTT DATA SYSTEM TECHNOLOGIES INC.
- NTT DATA SYSTEM SERVICE CORPORATION
- and others

**Network System Services**
- NTT DATA FINANCIAL CORPORATION
- and others

**Others**
- NTT DATA TOKYO SMS CORPORATION
- and others

### Other Affiliates of Holding Company

**Engineering Businesses**
- NTT FACILITIES, INC. and others

**Real Estate Businesses**
- NTT URBAN DEVELOPMENT CORPORATION
- and others

**SI and Information Processing Businesses**
- NTT COMWARE CORPORATION
- NTT INTERNET INC. and others

**Financing Businesses**
- NTT LEASING CO., LTD.
- NTT FINANCE JAPAN CO., LTD.
- and others

**Advanced Technology Development Businesses**
- NTT Electronics Corporation
- NTT ADVANCED TECHNOLOGY CORPORATION
- NTT Software Corporation
- and others

**Administrative Service Businesses Businesses**
- NTT BUSINESS ASSOCIE TOKYO Co. Ltd.
- and others

**Others**
- NTT BUSINESS ASSOCIE Corporation
- NTT ADVERTISING, INC.
- NTT Resonant Inc.
- NTT LOGISCO Inc.
- and others

## NIPPON TELEGRAPH AND TELEPHONE

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, NTT and its affiliates (NTT Group or the Group) are actively engaged in the reform of the Group’s business structure. Specific initiatives include: (1) active development of fiber-optic and other services as appropriate for the ubiquitous broadband era; (2) creation of new basic technologies utilizing R&D and the steady introduction of the fruits of R&D efforts to business operations; (3) promoting the international development of mobile multi-media communications businesses and IP network businesses; (4) continuous advance of overall Group structural reform through comprehensive management rationalization and expansion into new businesses; and (5) full utilization of the advantages of the holding company structure to achieve the above objectives.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of stable dividends with due regard to overall operating trend and financial situations while acting to secure necessary levels of internal reserves.

While utilizing its internal reserves for strengthening its financial standing, NTT intends to repurchase its own shares in order to implement a capital policy that takes into account supply and demand conditions of NTT’s shares.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in its practical implementation of shareholder-oriented management. NTT is striving to enhance its corporate governance, centered around its Board of Directors and Board of Auditors system.

a) Description of corporate organization

NTT has formed a Board of Directors with 11 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. The inclusion of outside directors with independent stances in the Board of Directors acts to bolster capabilities for overseeing the fairness of business transactions.

NTT applies the corporate auditor scheme and has a Board of Auditors with five members, including two outside auditors. Members of the Board of Auditors attend meetings of the Board of Directors and other important management meetings, implement appropriate auditing of NTT’s business transactions, and have a full-time organization and staff for these purposes. They also conduct audits in coordination with the auditors of NTT subsidiaries.

In addition to the organs prescribed in the Commercial Law of Japan, NTT institutes various conferences and committees as necessary for the promotion of effective group-level management in keeping with its status as a holding company with general control and coordination responsibilities for the NTT Group. To this end, these conferences and committees engage in ad-hoc discussion of key issues concerning management on both the corporate and group levels, and thereby assist appropriate decision-making.

b) Preparation of the internal control system and risk management scheme

In accordance with the Internal Control – Integrated Framework advocated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), NTT checks the preparation and operation of internal controls for the NTT Group as a whole, executes audit reviews to assure the correctness of the same, and performs a unified supervision with respect to high-risk items common to all Group companies.

Given the huge influence of the NTT Group on Japanese society at large, NTT recognizes that it must not only strictly observe all laws and regulations, but also conduct its business with the highest sense of ethics. Accordingly, NTT adheres to rigorous corporate ethics standards. More specifically, in November 2002, it drafted an “NTT Group Corporate Ethics Charter” and instituted not only an internal system for related reporting and consultation but also an external one utilizing the services of attorneys. While working to create a corporate climate marked by a high degree of transparency and openness through such steps, it is also making continuous efforts to expand and strengthen educational activities and internal checks.

In addition, NTT is developing appropriate management of business risks in a rapidly changing business climate. To this end, NTT is establishing schemes for provision against natural disasters, accidents, and other large-scale risks that are likely to adversely affect the entire Group, as well as for risk prevention, advance preparations for occurrence of risks, and both sure and prompt response in the event of the actualization of risks.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the half-year ended September 30, 2004, capital investment increased due to improved business confidence and other factors. Although employment conditions remained difficult, there were signs of economic improvement, and this has led to a gradual but steady increase in personal consumption and increases in exports and production levels in the mining and manufacturing industries. Against this backdrop, the Japanese economy continued on a steady path to recovery, as evidenced by further growth in capital investment.

Great changes are taking place in the telecommunications market environment due to such factors as the rapid advance of broadband communications. ADSL services are continuing to grow in the quickly expanding broadband market. Fiber optics access services, which are the mainstay of broadband services, are also steadily spreading amid intense competition. In the mobile communications market, growth in the overall number of subscriptions continues to slow. However, the spread of third-generation mobile communications services is accelerating, and services for video clip transmission have been introduced, as have fixed-rate Internet access services. These developments have resulted in an intensification of service and fee competition. At the same time, the market for conventional fixed-line telephone services continues to shrink because of the accelerated expansion of fixed-rate Internet connection services and IP telephone services. Within this context, competition is expected to further intensify in connection with the anticipated introduction of direct connection phone service with lower basic monthly charges for fixed-line telephones.

Amid these conditions, the NTT Group actively pursued measures based on the NTT Group Three-Year Business Plan (fiscal years 2003-2005). Specifically, efforts were concentrated on increasing sales of ultra high-speed fiber optics access services that are superior in interactivity and stability through an aggressive campaign that included the provision of new services and terminals, coupled with a reduction in fees. In addition, efforts were made to expand sales of and increase the number of subscribers to the third-generation FOMA mobile communications services by initiating fixed-rate packet communication services, as well as expanding and upgrading terminal services and functions. Meanwhile, structural reforms continue to be pursued to make business operations even more efficient, while efforts are made to enter new business areas.

To address changes in the competitive environment for existing fixed-line phone services, NTT Group announced revisions to its basic monthly charges which anticipate the flat rate system expected to prevail in the fiber-optic IP era.

As a result of these activities, for the half-year ended September 30, 2004, NTT Group’s consolidated operating revenues amounted to 5,321.6 billion yen (a decrease of 1.7% compared with the same period last year), while income before income taxes amounted to 774.2 billion yen (a decrease of 2.4% compared with the same period last year). Consolidated net income for the same period was 344.6 billion yen (an increase of 3.1% compared with the same period last year).

NTT DoCoMo publicly repurchased 1,748,000 of its own shares from NTT during the period under review at a total cost of 319.9 billion yen. As a result, NTT’s ownership ratio of NTT DoCoMo voting shares decreased from 63.6% to 62.4% as of September 30, 2004.

The business results of the principal companies of the NTT Group during the half-year ended September 30, 2004 were as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

NTT is focusing on the healthy and sustained development of the broadband and ubiquitous computing markets. To that end, it has aggressively pursued management policies such as conducting studies for formulating a new medium-term management strategy for the NTT Group. As a result, it has received total payments of 10.4 billion yen (a decrease of 0.2% compared with the same period last year) from the Group companies during the period under review. With regard to R&D, NTT has implemented a “comprehensive production function” program for planning and promoting the commercialization of basic technologies, and it is making steady progress. To deal with the dramatic rise in telecommunications traffic stemming from the dissemination of the Internet, as well as to address the social problem of network attacks by hackers, NTT has developed the world’s fastest packet processing board, which operates at 10Gbps. In these and other ways, NTT is involved in a wide range of R&D projects that provide the basis for data distribution and have enabled the company to earn 69.6 billion yen (a decrease of 5.2% compared with the same period last year) in basic research and development revenues. In addition, the company earned a total of 113.3 billion yen in dividend income from its Group companies (dividend income from Group companies in the same period last year was 54.5 billion yen).

As a result of these activities, NTT’s operating revenues for the half-year ended September 30, 2004 amounted to 200.1 billion yen (an increase of 41.3% compared with the same period last year) and recurring profit amounted to 125.3 billion yen (an increase of 71.6% compared with the same period last year). Its net income amounted to 408.9 billion yen (an increase of 77.8% compared with the same period last year) due to the registering of revenues from the sale of NTT DoCoMo shares as special profits of 319.1 billion yen.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the period under review, NTT East and NTT West continued working actively to expand their broadband services and lower their service fees, while improving managerial efficiency.

Concerning “B FLET’S” fiber optics Internet access services in the field of broadband service, efforts were made to step up sales efforts oriented toward apartment buildings and to pursue aggressive sales campaigns in areas of concentrated demand. For users of “Mansion-type B FLET’S,” the new “Hikari IP Telephone Service” was launched, which enables apartment-dwelling subscribers to continue using their existing phone numbers and also gives them access to emergency numbers (110, 118, 119). In these and other ways, the two companies have worked to boost the appeal of their products. With regard to “FLET’S ADSL,” efforts are being made to make the service more competitive by offering a new menu of services capable of maximum download speeds of up to 47Mbps, and giving discounts on various types of fees. Also, for users of “B FLET’S” and “FLET’S ADSL,” a new videophone terminal called “FLET’S PHONE VP1000” has been introduced that features an easy-to use touch panel for operation. These are just some of the ways that NTT East and NTT West are working to meet diverse customer needs.

Turning to efforts to improve managerial efficiency, NTT East and NTT West continued to implement further cost-reduction measures to expand the range of works entrusted to the Group’s regional outsourcing companies in order to reduce consignment costs, and to otherwise advance their structural reforms.

With respect to existing fixed-line phone services, NTT East and NTT West decided to reduce basic monthly charges and other charges in an effort to deal with new competition.

Despite these managerial efforts made under difficult business conditions such as a shrinking fixed-line market and intensified competition, the operating revenues at NTT East amounted to 1,071.4 billion yen, (a decrease of 3.8% compared with the same period last year) and the operating revenues at NTT West amounted to 1,029.1 billion yen (a decrease of 3.0% compared with the same period last year).

NTT Communications Corporation

During the period under review, NTT Communications actively provided clients with a wide spectrum of solution services. For corporations and governmental agencies, these services ranged from constructing networks to operating and managing servers. It also installed smart-card employee identification systems operating within secure environments. These systems, which combine security and mobile systems, enable the management of people entering and leaving offices and their transactions at company cafeterias, as well as the provision of new financial and transportation-related services. For individual clients, the company initiated its “CoDen User Support Plan” based on its CoDen concept, through which users can receive home visits from technicians who provide support for setting Internet connections and giving useful advice. Similarly, it began offering the “.Phone Personal V” IP videophone service for video communication. These and other innovative services help to provide clients with a pleasant Internet environment.

NTT Communications also advanced the global development of its IP services by becoming the first Japanese communications company to provide international IP-VPN services in India, where many multinational corporations are establishing a presence through the development of software and the setting up of call centers.

Despite these diverse managerial efforts made in a severe business environment, with its heightened levels of industry competition and contraction of the fixed-line market, NTT Communications’ operating revenues for the half-year ended September 30, 2004, was 525.3 billion yen (a decrease of 1.8% compared with the same period last year).

NTT DATA Corporation

During the period under review, NTT DATA set its sights on providing customer value to become “number one in customer satisfaction.” With that in mind, it adopted policies designed to improve its basic organizational fitness and promote growth.

With regard to improving basic organizational fitness, the company created a mechanism for strengthening its marketing capability by enabling marketing managers to steadily take reform action, and this has helped improve the business process. At the same time, steps have been taken to boost system-integration competitiveness by establishing a project management environment and thoroughly implementing risk management measures using project risk investigation standards that will help reduce costs and ensure profitability.

Concerning strategies for growth, the company has taken steps such as expanding its hiring of experienced personnel in an effort to enhance its marketing and developmental power in the enterprise systems area. It also conducted validation tests on electronic tag technologies as part of its efforts to develop innovative solutions and services.

NTT DATA continued to provide stable service through the systems it already offers, while further creating and enhancing the functions of core systems such as electronic application filing systems used in electronic governmental applications.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the half-year under review amounted to 381.7 billion yen (an increase of 6.8% compared with the same period last year).

NTT DoCoMo, Inc.

During the period under review, NTT DoCoMo focused on increasing the number of subscribers to its “FOMA” services by introducing a flat-rate packet option called “Pake-Hodai” to its “i-mode” services, enhancing its line-up of terminals in the “FOMA900i” series, and expanding its service area for both indoor and outdoor use.

Also, as part of its efforts to promote the use of the “i-mode” service, the company initiated the “i-mode FeliCa” service, a new “mobile wallet phone” that enables users to settle accounts and identify themselves electronically using a contactless “FeliCa” smart card built into the phone terminal.

NTT DoCoMo also took further steps toward promoting its global technical alliances. In June 2004, a Greek mobile phone operator with which NTT DoCoMo has formed a technical alliance launched “i-mode” services in Greece. In addition, an “i-mode” licensing agreement was concluded with a mobile phone operator in Australia.

Through these and other management initiatives, NTT DoCoMo was able to limit the effect of a severe economic environment characterized by intensified competition in rates and services. Consolidated operating revenues amounted to 2,452 billion yen for the period under review (a decrease of 3.3% compared with the same period last year).

(2) Financial Conditions

Cash flows provided by operating activities for the current half-year amounted to 1,271.5 billion yen (a decrease of 232.9 billion yen, or 15.5% compared with the same period last year) resulting from net income and depreciation and amortization costs. Cash flows used in investing activities amounted to 1,034.6 billion yen (an increase of 42.3 billion yen, or 4.3% compared with the same period last year) due to acquisition of property, plant, and equipment. Cash flows used in financing activities reached 222.8 billion yen resulting from repayment of debt and other activities (a decrease of 140.8 billion yen, or 38.7% compared with the same period last year).

As a result, cash and cash equivalents at the end of the current half-year increased by 16.5 billion yen (1.2%), to 1,448 billion yen.

(3) Projections for the Full Fiscal Year (Ending March 31, 2005)

While we must keep in mind trends in the global economy and how fluctuations in crude oil prices can affect the economies of Japan and other countries, production in the corporate sector is expected to continue increasing, and it seems likely that the Japanese economy will continue to recover.

In the telecommunications field, broadband services such as ADSL and fiber optics access services are being developed for fixed-line use, accompanied by lower fees and the rapid spread of IP phones. Today, a majority of mobile phone users use mobile Internet connection services, and more and more users are changing over from second-generation to third-generation services. These trends indicate that consumer needs are growing increasingly diverse and complex for both fixed-line and mobile communications.

Under these conditions, the NTT Group has taken steps to realize the “Vision for a new optical generation” it announced in November of last year by formulating the NTT Group Medium-Term Management Strategy. According to this strategy, the NTT Group will: (1) use its comprehensive strengths to actively pursue the creation of a ubiquitous broadband market and contribute to the realization of the “e-Japan Strategy” and the “u-Japan Initiative”; (2) build safe, secure and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed-line service to IP telephone service, and from metal (copper wire) to fiber optics access; and (3) strive to increase corporate value and achieve sustained development. These are the three management goals of the Medium-Term Management Strategy. The specific measures being taken to realize these goals include using the Group’s comprehensive strengths to develop and provide broadband and ubiquitous services that combine fixed-line and mobile communications, with an emphasis on providing enhanced support for nursing care, remote medical treatment, and preventive medicine, as well as resolving the problem of mismatches in the field of employment. The basis for providing these services will be fiber optics access combined with a high-quality, flexible, and security-assured “next-generation network” that integrates the features of fixed-line networks and IP networks. The Group will work as a single entity to construct such a network. Efforts will be made to enhance competitiveness and establish a firm financial base through the expansion of new business opportunities and a thoroughgoing cost reduction in the areas of business operations and capital investment.

For the continued development of a broadband society, issues that have come to the fore must be solved, including the need to ensure reliable network interconnectivity and security, and finding solutions to the digital divide issue (that is, unequal access to broadband services). The NTT Group proposes that the public and private sectors work together to develop solutions to these issues; the NTT Group intends to play an active role in this effort. The NTT Group also proposes an urgent review of the model of competition that is appropriate to the broadband and ubiquitous computing age, including the development of a system for encouraging competition in building facilities and equipment to accelerate the spread of fiber optics access.

With regard to customers’ personal information, the NTT Group is committed to taking even more steps to rigorously manage personal data in accordance with the Law concerning the Protection of Personal Information, which is scheduled to come into effect next spring, and the Guidelines for the Protection of Personal Information in the Telecommunications Business Field. In these and other ways, every effort will be made to ensure that customers can use the NTT Group’s products and services with peace of mind.

NTT itself will use its status as a holding company to allocate the managerial resources of the entire Group with flexibility to promote the Group’s business operations, while forging full speed ahead with creating the base technologies to support a resonant communications environment.

Through the activities described above, the NTT Group will continue to establish a foundation for business by actively carving out new markets, thereby maximizing the Group’s corporate value.

NTT’s consolidated projections for the full fiscal year ending March 31, 2005 are as follows. Operating revenues are projected to reach 10,780 billion yen (a decrease of 2.8% compared with the previous year). Consolidated income before income taxes is projected to amount to 1,645 billion yen (an increase of 7.7% compared with the previous year), while consolidated net income is expected to reach 670 billion yen (an increase of 4.1% compared with the previous year).

NTT expects to offer dividends of 6,000 yen per share of common stock for the full fiscal year ending March 31, 2005.

[NOTE]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

4. Consolidated Balance Sheets

(Millions of yen)

	March 31, 2004	September 30, 2004	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	1,431,421	1,447,958	16,537
Notes and accounts receivable, trade	1,813,095	1,626,649	(186,446)
Allowance for doubtful accounts	(40,317)	(39,240)	1,077
Inventories	238,052	305,821	67,769
Prepaid expenses and other current assets	392,169	417,745	25,576
Deferred income taxes	256,719	255,418	(1,301)
Total current assets	4,091,139	4,014,351	(76,788)

Property, plant and equipment:
Telecommunications equipment	13,770,965	13,981,295	210,330
Telecommunications service lines	12,611,662	12,732,021	120,359
Buildings and structures	5,529,986	5,580,208	50,222
Machinery, vessels and tools	1,988,176	1,959,701	(28,475)
Land	837,073	840,684	3,611
Construction in progress	339,023	343,558	4,535
Accumulated depreciation	(24,307,259)	(24,794,179)	(486,920)
Total property, plant and equipment	10,769,626	10,643,288	(126,338)

Investments and other assets:
Investments in affiliated companies	385,029	444,047	59,018
Marketable securities and other investments	255,768	244,034	(11,734)
Goodwill, net	281,561	287,871	6,310
Other intangibles, net	1,324,804	1,278,288	(46,516)
Other assets	649,441	666,504	17,063
Deferred income taxes	1,677,505	1,576,214	(101,291)
Total investments and other assets	4,574,108	4,496,958	(77,150)

TOTAL ASSETS	19,434,873	19,154,597	(280,276)

(Millions of yen)

	March 31, 2004	September 30, 2004	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	288,089	296,444	8,355
Current portion of long-term debt	877,448	809,705	(67,743)
Accounts payable, trade	1,404,461	1,067,783	(336,678)
Accrued payroll	546,599	377,666	(168,933)
Accrued interest	18,977	16,415	(2,562)
Accrued taxes on income	346,103	238,281	(107,822)
Accrued consumption tax	51,526	28,527	(22,999)
Advances received	59,111	68,609	9,498
Other	216,531	295,737	79,206
Total current liabilities	3,808,845	3,199,167	(609,678)

Long-term liabilities:
Long-term debt	4,756,118	4,730,051	(26,067)
Obligations under capital leases	257,811	232,448	(25,363)
Liability for employees’ severance payments	2,023,348	2,005,899	(17,449)
Other	577,591	550,084	(27,507)
Total long-term liabilities	7,614,868	7,518,482	(96,386)
Minority interest in consolidated subsidiaries	1,613,188	1,642,498	29,310

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,722,092	2,781,387	59,295
Retained earnings	2,710,805	3,016,457	305,652
Accumulated other comprehensive income (loss)	27,129	58,931	31,802
Treasury stock, at cost	(4)	(275)	(271)
Total shareholders’ equity	6,397,972	6,794,450	396,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,434,873	19,154,597	(280,276)

5. Consolidated Statements of Income

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
Operating revenues:
Fixed voice transmission services	1,597,080	1,499,607	(97,473)	3,162,185
Mobile voice transmission services	1,693,485	1,584,399	(109,086)	3,328,627
Data transmission services	742,082	792,271	50,189	1,519,947
Leased circuit	221,629	215,706	(5,923)	455,406
Sale of telecommunication equipment	345,396	353,824	8,428	713,352
System integration	348,412	388,101	39,689	863,008
Other	464,340	487,711	23,371	1,053,012
Total operating revenues	5,412,424	5,321,619	(90,805)	11,095,537

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,104,579	1,092,651	(11,928)	2,378,275
Cost of equipment sold (exclusive of items shown separately below)	654,158	622,036	(32,122)	1,245,018
Cost of system integration (exclusive of items shown separately below)	192,700	241,327	48,627	522,766
Depreciation and amortization	1,096,041	1,052,720	(43,321)	2,197,058
Selling, general and administrative expenses	1,528,301	1,525,058	(3,243)	3,192,099
Total operating expenses	4,575,779	4,533,792	(41,987)	9,535,216

Operating income	836,645	787,827	(48,818)	1,560,321

Other income (expenses):
Interest income	12,545	12,535	(10)	26,661
Interest and amortization of bond discounts and issue costs	(59,298)	(48,889)	10,409	(113,358)
Other, net	3,501	22,687	19,186	53,724
Total other income (expenses):	(43,252)	(13,667)	29,585	(32,973)

Income (loss) before income taxes	793,393	774,160	(19,233)	1,527,348
Income tax expense (benefit):	323,571	304,068	(19,503)	603,211
Current	278,765	201,507	(77,258)	496,658
Deferred	44,806	102,561	57,755	106,553
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	469,822	470,092	270	924,137
Minority interest in consolidated subsidiaries	134,689	128,011	(6,678)	259,952
Equity in earnings (losses) of affiliated companies	(829)	2,473	3,302	(20,323)
Net income (loss)	334,304	344,554	10,250	643,862

6. Consolidated Statements of Shareholders’ Equity

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950

Additional paid-in capital:
At beginning of period	2,669,736	2,722,092	52,356	2,669,736
Increase in additional paid-in capital of an affiliate	3,097	—	(3,097)	3,087
Increase in interest of investee	49,269	59,295	10,026	49,269
At end of period	2,722,102	2,781,387	59,285	2,722,092

Retained earnings:
At beginning of period	2,246,996	2,710,805	463,809	2,246,996
Appropriations
- Cash dividends	(39,831)	(39,354)	477	(39,831)
Interim distribution
- Cash dividends	—	—	—	(39,830)
Net income (loss)	334,304	344,554	10,250	643,862
Purchase and retirement of common stock	—	—	—	(100,392)
Other	—	452	452	—
At end of period	2,541,469	3,016,457	474,988	2,710,805

Accumulated other comprehensive income (loss):
At beginning of period	(217,083)	27,129	244,212	(217,083)
Other comprehensive income (loss)	30,858	31,802	944	244,212
At end of period	(186,225)	58,931	245,156	27,129

Treasury stock, at cost
At beginning of period	(4)	(4)	—	(4)
Net change in treasury stock	(162)	(271)	(109)	—
At end of period	(166)	(275)	(109)	(4)

Shareholders’ equity at end of period	6,015,130	6,794,450	779,320	6,397,972

Summary of total comprehensive income (loss):
Net income (loss)	334,304	344,554	10,250	643,862
Other comprehensive income (loss)	30,858	31,802	944	244,212
Comprehensive income (loss)	365,162	376,356	11,194	888,074

7. Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
I Cash flows from operating activities:
Net income (loss)	334,304	344,554	10,250	643,862
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,096,041	1,052,720	(43,321)	2,197,058
Deferred taxes	44,806	102,561	57,755	106,553
Minority interest in consolidated subsidiaries	134,689	128,011	(6,678)	259,952
Loss on disposal of property, plant and equipment	55,055	72,167	17,112	176,394
Equity in (earnings) losses of affiliated companies	829	(2,473)	(3,302)	20,323
(Increase) decrease in notes and accounts receivable, trade	210,727	187,401	(23,326)	16,480
(Increase) decrease in inventories	(130,284)	(67,751)	62,533	(57,905)
(Increase) decrease in other current assets	69,998	(24,609)	(94,607)	109,493
Increase (decrease) in accounts payable, trade and accrued payroll	(410,439)	(398,277)	12,162	(24,164)
Increase (decrease) in accrued consumption tax	(18,887)	(22,994)	(4,107)	(26,935)
Increase (decrease) in accrued interest	(828)	(2,577)	(1,749)	(4,869)
Increase (decrease) in advances received	(15,920)	9,492	25,412	(6,589)
Increase (decrease) in accrued taxes on income	70,050	(107,823)	(177,873)	134,937
Increase (decrease) in other current liabilities	6,298	39,930	33,632	38,860
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	51,864	9,434	(42,430)	(94,036)
Increase (decrease) in other long-term liabilities	(28,485)	(22,069)	6,416	(20,046)
Other	34,554	(26,187)	(60,741)	11,223

Net cash provided by operating activities	1,504,372	1,271,510	(232,862)	3,480,591

II Cash flows from investing activities:
Payments for property, plant and equipment	(850,509)	(873,972)	(23,463)	(1,765,708)
Proceeds from sale of property, plant and equipment	34,206	25,046	(9,160)	79,744
Payments for purchase of investments	(22,485)	(5,587)	16,898	(40,755)
Proceeds from sale of marketable equity securities and other investments	10,303	32,937	22,634	33,410
Acquisition of intangible and other assets	(163,879)	(213,039)	(49,160)	(443,501)

Net cash used in investing activities	(992,364)	(1,034,615)	(42,251)	(2,136,810)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	190,731	195,200	4,469	478,320
Payments for settlement of long-term debt	(325,174)	(342,805)	(17,631)	(1,145,167)
Dividends paid	(39,831)	(39,354)	477	(79,661)
Purchase and retirement of common stock	(162)	(271)	(109)	(100,392)
Payments for acquisition of subsidiary stocks from minority shareholders	(5,049)	(20,804)	(15,755)	(205,047)
Net increase (decrease) in short-term borrowings and other	(184,060)	(14,757)	169,303	(170,584)

Net cash provided by (used in) financing activities	(363,545)	(222,791)	140,754	(1,222,531)

IV Effect of exchange rate changes on cash and cash equivalents	(67)	2,433	2,500	(2,895)

V Net increase (decrease) in cash and cash equivalents	148,396	16,537	(131,859)	118,355

VI Cash and cash equivalents at beginning of period	1,313,066	1,431,421	118,355	1,313,066

VII Cash and cash equivalents at end of period	1,461,462	1,447,958	(13,504)	1,431,421

Supplemental information

Cash paid during the period for:
Interest	60,002	50,955	(9,047)	117,844
Income taxes, net	201,026	294,200	93,174	253,995

Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	—	(439)	439
Acquisition of shares from sale of an investment	—	16,711	16,711	—
Capital lease obligations incurred during the period	7,523	9,011	1,488	13,690

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with the accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1. Application of New Accounting Standard

Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity

Effective April 1, 2004, NTT adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on NTT’s results of operations or financial position.

2. Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunication equipment to be sold is determined by thefirst-in first-out method.

(3) Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFASNo. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(8) Restatement of financial statements for the prior period

Consolidated financial statements for the six months ended September 30, 2003 have been restated and reclassified in accordance with the change in accounting policy for change in interest of investee in the second half of the year ended March 31, 2004.

3. Subsequent Events

On February 17, 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), in which NTT DoCoMo, Inc. (“NTT DoCoMo”), a consolidated subsidiary of NTT, had approximately 16% ownership, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T Wireless shall be converted into $15 per share in cash.

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, NTT DoCoMo transferred all of its AT&T Wireless shares to Cingular, and NTT DoCoMo received $6,495 million in cash. NTT ceased to apply the equity method of accounting for its investment in AT&T Wireless. NTT recognized a gain of ¥501.8 billion on the sale of AT&T Wireless shares as other income.

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a consolidated subsidiary of NTT, made public offering in conjunction with its Tokyo Stock Exchange listing on November 4, 2004. In connection with the offering, NTT sold 66,000 shares (not including 21,000 over-allotment shares) of NTT UD for proceeds of ¥28,274 million, and a gain from share sale will be recognized as other income. Concurrently, NTT UD issued 132,000 new shares and received the total amount of ¥56,549 million. The decrease in ownership interest will be recorded as “Additional paid-in capital.”

As a result of these transactions, NTT’s ownership interest in NTT UD decreased from 100% to 69.9%.

[Reference]

Details of “Cost of services,” “Cost of equipment sold,” “Cost of system integration” and “Selling, general and administrative expenses”

(Millions of yen)

Details	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
For personnel	1,065,816	1,005,495	2,114,020
For purchase of goods and services	2,217,029	2,274,052	4,780,494
Retirement of property, plant and equipment	68,753	87,923	219,880
Other	128,140	113,602	223,764

Total	3,479,738	3,481,072	7,338,158

8. Business Segments

(Consolidated)

1. Sales and operating revenues	(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
Regional communications services
Customers	1,969,358	1,921,823	(47,535)	4,061,919
Intersegment	340,230	314,206	(26,024)	673,741

Total	2,309,588	2,236,029	(73,559)	4,735,660

Long-distance communications and international services
Customers	511,092	506,653	(4,439)	1,057,373
Intersegment	66,938	57,652	(9,286)	132,088

Total	578,030	564,305	(13,725)	1,189,461

Wireless services
Customers	2,522,901	2,440,267	(82,634)	5,022,576
Intersegment	13,044	11,686	(1,358)	25,489

Total	2,535,945	2,451,953	(83,992)	5,048,065

Data communications services
Customers	300,545	328,237	27,692	697,821
Intersegment	46,732	43,068	(3,664)	128,127

Total	347,277	371,305	24,028	825,948

Other
Customers	108,528	124,639	16,111	255,848
Intersegment	444,848	440,679	(4,169)	988,718

Total	553,376	565,318	11,942	1,244,566

Elimination of intersegment	(911,792)	(867,291)	44,501	(1,948,163)

Consolidated total	5,412,424	5,321,619	(90,805)	11,095,537

2. Segment profit or loss	(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
Operating income
Regional communications services	138,681	140,942	2,261	248,395
Long-distance communications and international services	55,288	41,128	(14,160)	90,524
Wireless services	590,107	545,432	(44,675)	1,102,918
Data communications services	6,968	16,094	9,126	38,317
Other	21,504	35,299	13,795	29,115

Total	812,548	778,895	(33,653)	1,509,269

Elimination of intersegment	24,097	8,932	(15,165)	51,052

Consolidated total	836,645	787,827	(48,818)	1,560,321

9. Leases

(Consolidated)

This information would be disclosed under separate cover of Form 6-K.

10.Securities

(Consolidated)

1. Available-for-sale	(Millions of yen)

		March 31, 2004	September 30, 2004	Increase (Decrease)
Equity securities	Carrying amounts	72,104	52,598	(19,506)
	Gross unrealized gains	68,968	100,514	31,546
	Gross unrealized losses	10,579	334	(10,245)
	Fair value	130,493	152,778	22,285
Debt securities	Carrying amounts	89	850	761
	Gross unrealized gains	1	—	(1)
	Gross unrealized losses	—	10	10
	Fair value	90	840	750

2. Held-to-maturity	(Millions of yen)

		March 31, 2004	September 30, 2004	Increase (Decrease)
Debt securities	Carrying amounts	21,659	16,888	(4,771)
	Gross unrealized gains	194	130	(64)
	Gross unrealized losses	2	—	(2)
	Fair value	21,851	17,018	(4,833)

11. Financial Instruments

(Consolidated)

This information would be disclosed under separate cover of Form 6-K .

Non-consolidated Semi-annual Financial Results Release	November 10, 2004
For the Six Months Ended September 30, 2004	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of non-consolidated financial statements: November 10, 2004

Interim dividends plan: Yes

Date of the interim dividend payments: December 7, 2004

Adoption of the Unit Share System: No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2004	200,104	41.3%	121,118	74.7%	125,331	71.6%
Six months ended September 30, 2003	141,587	22.2%	69,345	139.0%	73,033	122.7%
Year ended March 31, 2004	258,104		71,862		78,664

	Net Income		Earnings per Share
Six months ended September 30, 2004	408,904	77.8%	25,977.09 (yen)
Six months ended September 30, 2003	229,992	118.2%	14,435.58 (yen)
Year ended March 31, 2004	240,306		15,150.87 (yen)

Notes: 1. Weighted average number of shares outstanding (non-consolidated):

For the six months ended September 30, 2004:	15,740,969 shares
For the six months ended September 30, 2003:	15,932,306 shares
For the year ended March 31, 2004:	15,855,684 shares

2. Change in accounting policy No

3. Percentages above represent changes from the corresponding previous semi-annual period.

(2) Dividends

	Interim Dividends per Share	Yearly Dividends per Share
Six months ended September 30, 2004	3,000.00 (yen)	— (yen)
Six months ended September 30, 2003	2,500.00 (yen)	— (yen)
Year ended March 31, 2004	— (yen)	5,000.00 (yen)

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2004	9,008,859	5,536,053	61.5%	351,702.92(yen)
September 30, 2003	9,048,599	5,294,531	58.5%	332,318.36(yen)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58(yen)

Notes: 1.	Number of shares outstanding at end of period (non-consolidated):

September 30, 2004:	15,740,708 shares
September 30, 2003:	15,932,108 shares
March 31, 2004:	15,741,201 shares

2.	Number of treasury stock:

September 30, 2004:	501shares
September 30, 2003:	337 shares
March 31, 2004:	8 shares

2. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Recurring Profit	Net Income	Year-End Dividends per Share	Total Dividends per Share
Year ending March 31, 2005	328,000	150,000	455,000	3,000.00 (yen)	6,000.00 (yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 28,905.94 yen

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

1. Non-Consolidated Comparative Balance Sheets

(Millions of yen)

	March 31, 2004	September 30, 2004	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	29,907	414,441	384,533
Accounts receivable, trade	1,705	113	(1,591)
Supplies	240	261	21
Short-term loan receivable	475,058	517,856	42,797
Other current assets	171,527	176,681	5,154
Total current assets	678,439	1,109,354	430,915

Fixed assets:
Property, plant and equipment	221,591	215,956	(5,634)
Intangible fixed assets	24,755	20,176	(4,578)
Investments and other assets
Investment securities	4,806,800	4,804,432	(2,367)
Long-term loan receivable to subsidiaries	2,827,125	2,803,744	(23,380)
Other investments	57,883	54,487	(3,396)
Total investments and other assets	7,691,809	7,662,664	(29,144)
Total fixed assets	7,938,156	7,898,798	(39,357)

Deferred assets	160	706	545

TOTAL ASSETS	8,616,756	9,008,859	392,102

(Millions of yen)

	March 31, 2004	September 30, 2004	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	1,914	559	(1,355)
Current portion of corporate bonds	200,000	234,270	34,270
Current portion of long-term borrowings	286,896	301,573	14,676
Accrued taxes on income	—	12,719	12,719
Other current liabilities	132,374	100,141	(32,232)
Total current liabilities	621,185	649,264	28,078

Long-term liabilities:
Corporate bonds	1,639,563	1,733,243	93,680
Long-term borrowings	1,158,215	1,062,017	(96,198)
Liability for employees’ severance payments	29,493	27,869	(1,623)
Other long-term liabilities	420	411	(9)
Total long-term liabilities	2,827,693	2,823,541	(4,152)

TOTAL LIABILITIES	3,448,879	3,472,805	23,926

SHAREHOLDERS’ EQUITY

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—

Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	5,551	2,394	(3,157)
Other reserve	1,131,000	1,131,000	—
Unappropriated earned earnings for the period	279,323	651,953	372,629
Total earned surplus	1,551,207	1,920,680	369,472

Net unrealized gains (losses) on securities	5,897	4,870	(1,026)
Treasury stock	(4)	(274)	(270)

TOTAL SHAREHOLDERS’ EQUITY	5,167,876	5,536,053	368,176

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,616,756	9,008,859	392,102

2. Non-Consolidated Comparative Statements of Income

(Millions of yen)

	Six months Ended September 30, 2003	Six months Ended September 30, 2004	Increase (Decrease)	Year Ended March 31, 2004
Operating revenues	141,587	200,104	58,516	258,104
Operating expenses	72,242	78,985	6,743	186,241
Operating income	69,345	121,118	51,773	71,862

Non-operating revenues:	37,664	35,444	(2,219)	74,259
Interest income	29,283	26,171	(3,111)	56,767
Lease income	6,991	6,839	(152)	13,974
Miscellaneous income	1,390	2,433	1,043	3,517
Non-operating expenses:	33,977	31,232	(2,745)	67,457
Interest expenses	10,294	9,020	(1,274)	19,982
Corporate bond interest expenses	20,363	18,566	(1,797)	39,535
Lease expenses	2,992	2,916	(76)	6,651
Miscellaneous expenses	326	728	402	1,287
Recurring profit	73,033	125,331	52,298	78,664

Special profits	189,572	319,173	129,600	189,572
Special losses	12,143	—	(12,143)	12,143
Income before Income taxes	250,462	444,504	194,042	256,093
Corporation, inhabitant, and enterprise taxes	6,180	38,300	32,120	(913)
Deferred tax expenses (benefits)	14,290	(2,700)	(16,990)	16,700
Net income	229,992	408,904	178,912	240,306
Unappropriated retained earnings brought forward	179,238	243,048	63,810	179,238
Retirement of treasury stock	—	—	—	100,391
Interim dividend	—	—	—	39,830
Unappropriated retained earnings for the period	409,230	651,953	242,722	279,323

3. Non-Consolidated Statements of Cash Flows

(Millions of yen)

		Six months Ended September 30, 2003	Six months Ended September 30, 2004	Increase (Decrease)	Year ended March 31, 2004
I	Cash flows from operating activities:
	Income before income taxes	250,462	444,504	194,042	256,093
	Depreciation and amortization	21,017	17,038	(3,979)	43,732
	Loss on disposal of property, plant and equipment	458	412	(45)	2,281
	Dividends received	(54,595)	(113,385)	(58,790)	(71,577)
	Increase (decrease) in liability for employees’ severance payments	820	(1,623)	(2,444)	(529)
	(Increase) decrease in accounts receivable	38,997	39,333	336	21,565
	Increase (decrease) in accounts payable and accrued expenses	(66,488)	(49,324)	17,163	(33,014)
	Increase (decrease) in accrued consumption tax	622	(279)	(901)	(123)
	Other	(179,721)	(319,402)	(139,681)	(175,814)

	Sub-total	11,573	17,272	5,698	42,611
	Interest and dividends received	84,590	140,656	56,065	130,176
	Interest paid	(31,837)	(29,075)	2,761	(61,378)
	Income taxes received (paid)	(101,093)	5,773	106,866	(115,525)

	Net cash provided by (used in) operating activities	(36,766)	134,626	171,392	(4,116)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(11,843)	(11,724)	119	(23,068)
	Proceeds from sale of property, plant and equipment	2	2	(0)	553
	Acquisition of investments	(9,603)	(75)	9,528	(29,801)
	Proceeds from sale of investments	190,663	319,884	129,220	190,718
	Payments for long-term loans	(84,575)	(124,593)	(40,018)	(229,541)
	Proceeds from long-term loans receivable	201,768	103,002	(98,765)	660,250
	Other	(4,978)	5,017	9,996	(4,964)

	Net cash provided by (used in) investing activities	281,433	291,514	10,080	564,146

III	Cashflows from financing activities:
	Proceeds from issuance of long-term debt	96,325	144,008	47,682	221,291
	Payments for settlement of long-term debt	(149,924)	(100,992)	48,932	(607,264)
	Dividends paid	(39,831)	(39,353)	478	(79,661)
	Purchase and retirement of common stock	(162)	(270)	(108)	(100,391)

	Net cash provided by (used in) financing activities	(93,592)	3,392	96,984	(566,025)
IV	Net increase (decrease) in cash and cash equivalents	151,074	429,533	278,458	(5,995)
V	Cash and cash equivalents at beginning of period	65,903	59,907	(5,995)	65,903

VI	Cash and cash equivalents at end of period	216,978	489,441	272,462	59,907

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Valuation of certain assets

(1) Securities

[1] Investments in subsidiaries and affiliated companies

 Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2] Other securities

a.	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

b.	Non-marketable securities

The securities whose fair value is not readily determinable are stated at cost, which is determined by the moving average method.

(2) Inventories

Supplies are stated at cost, which is determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws. Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives. Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

3. Allowance for doubtful accounts and liability for employees’ severance payments

(1) Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of the end of this six-month period.

(2) Liability for employees’ severance payments

To provide for employees’ retirement benefits, based on estimated benefit obligations and plan assets as of the end of this fiscal year, a liability is accrued in the estimated amounts as of the end of this six-month period.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

4.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

5.	Hedging Activities

(1) Accounting for Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(2) Hedging Instruments and Hedged Items

[1] Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

[2] Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3) Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4) Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

6.	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amounts.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment

March 31, 2004:	207,819 million yen
September 30, 2004:	213,717 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees

March 31, 2004:	102,950 million yen
September 30, 2004:	109,450 million yen

Notes to Non-Consolidated Statements of Income

1.	Major components of operating revenues

(Millions of Yen)

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2003
Dividends received	54,595	113,385	71,577
Revenues from Group management	10,491	10,465	20,983
Revenues from fundamental R&D	73,433	69,617	146,867

2.	R&D expenses included in operating expenses

(Millions of Yen)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
60,421	64,513	154,043

3.	Component of extraordinary profits

(Millions of Yen)

Gains on sales of investments in affiliated companies	319,173

4. Leases

This information would be disclosed under separate cover of Form 6-K.

5. Securities

September 30, 2004

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference
Investments in subsidiaries	19,459 million yen	5,891,102 million yen	5,871,642 million yen
Investments in affiliated companies	9,603 million yen	5,865 million yen	(3,737) million yen

Total	29,062 million yen	5,896,967 million yen	5,867,905 million yen

March 31, 2004

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference
Investments in subsidiaries	20,170 million yen	7,777,460 million yen	7,757,289 million yen
Investments in affiliated companies	9,603 million yen	9,786 million yen	183 million yen

Total	29,773 million yen	7,787,246 million yen	7,757,472 million yen

Attachment

Nippon Telegraph and Telephone Corporation

November 10, 2004

NTT’s Shares and Shareholders (as of September 30, 2004)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders							Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc. (Individuals)	Domestic Individuals, etc.	Total
Total Holders	6	522	124	12,689	(104 1,014)	1,402,293	1,416,648
Total Shares	7,234,097	2,326,282	66,456	267,596	(302 2,528,516)	3,279,546	15,702,493	38,716
%	46.07	14.82	0.42	1.70	(0.00 16.10)	20.89	100.00

Notes:

1.      “Other Domestic Corporations” includes 10,115 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.      “Domestic Individuals, etc.” includes 510 shares of treasury stock, and “Odd-Lot Shares” includes 0.77 shares of treasury stock. The actual number of treasury stock shares at the end of September 30, 2004 was 500.77.

3. The number of shareholders who own only odd-lot shares is 339,873.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	354	178	1,103	1,615	37,756	88,146	1,287,496	1,416,648
%	0.02	0.01	0.08	0.12	2.67	6.22	90.88	100.00
Total Shares	12,181,798	120,707	215,775	103,170	577,704	534,997	1,968,342	15,702,493	38,716
%	77.58	0.77	1.37	0.66	3.68	3.41	12.53	100.00

Notes:	1. “At Least 1,000” includes 10,115 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.
2. “At Least 500” includes 510 shares of treasury stock, and “Odd-Lot Shares” includes 0.77 shares of treasury stock.

3.	Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	7,233,833.26	45.95
Japan Trustee Services Bank, Ltd.	638,743.00	4.06
The Master Trust Bank of Japan, Ltd.	490,711.00	3.12
Moxley and Company	261,334.00	1.66
The Chase Manhattan Bank, N.A. London	260,603.00	1.66
State Street Bank and Trust Company 505103	176,748.00	1.12
NTT Employee Share-Holding Association	138,903.22	0.88
Nippon Life Insurance Company	95,953.68	0.61
State Street Bank and Trust Company	87,426.00	0.56
The Sumitomo Trust and Banking Company, Ltd.	81,711.00	0.52

Total	9,465,966.16	60.13

Nippon Telegraph and Telephone Corporation

November 10, 2004

Consolidated Semi-annual Financial Results

for the Year Ending March 31, 2005

April 1, 2004 — September 30, 2004

[Consolidated Results of Operations]

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004 <U.S. GAAP>	Six Months Ended Sept. 30, 2003 <U.S. GAAP>	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	5,321.6	5,412.4	(90.8)	(1.7%)
Operating Expenses	4,533.8	4,575.8	(42.0)	(0.9%)

Operating Income	787.8	836.6	(48.8)	(5.8%)
Other Income (Expenses), Net	(13.7)	(43.3)	29.6	68.4%

Income before Income Taxes	774.2	793.4	(19.2)	(2.4%)
Income Taxes	304.1	323.6	(19.5)	(6.0%)
Minority Interest in Consolidated Subsidiaries	128.0	134.7	(6.7)	(5.0%)
Equity in Net Eanings (Losses) of Affiliated Companies	2.5	(0.8)	3.3	—

Net Income	344.6	334.3	10.3	3.1%

Notes:	1.	NTT’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP).

	2.	Consolidated results of operations for the six months ended September 30, 2003 have been restated and reclassified in accordance with the change in accounting policy for change in interest of investee in the second half of the year ended March 31, 2004.

[Operating Performance of NTT and Its Major Subsidiaries]

	(Billions of Yen)
Details	NTT (Holding Company) <JPN GAAP> Non-Consolidated	NTT East <JPN GAAP> Non-Consolidated	NTT West <JPN GAAP> Non-Consolidated		NTT Communications <JPN GAAP> Non-Consolidated	NTT DATA <JPN GAAP> Consolidated	NTT DoCoMo <U.S. GAAP> Consolidated
Operating Revenues	200.1	1,071.4	1,029.1		525.3	381.7	2,452.0
Change from previous year	58.5	(42.2)	(31.7)		(9.8)	24.4	(84.0)
% Change	41.3%	(3.8% )	(3.0%	)	(1.8% )	6.8%	(3.3% )
Operating Income	121.1	47.9	47.9		47.9	16.9	545.4
Change from previous year	51.7	(17.8)	6.9		(21.0)	(6.8)	(44.7)
Recurring Profit	125.3	53.4	53.4		46.7	13.5	* 545.2
Change from previous year	52.2	(20.5)	13.8		(21.3)	(5.9)	(39.5)
Special Profits	319.1	2.8	3.6		—	—
Special Losses	—	3.3	3.5		—	—
Net Income	408.9	31.3	31.5		27.7	8.1	335.2
Change from previous year	178.9	(8.8)	5.1		16.7	4.2	(21.2)

*	NTT DoCoMo’s “Recurring Profit” represents its “Income before Income Taxes.”

[Consolidated Financial Results Forecasts for the Year Ending March 31, 2005]

							(Billions of Yen)
Details	Consolidated <U.S. GAAP>	NTT (Holding Company) <JPN GAAP> Non-Consolidated	NTT East <JPN GAAP> Non-Consolidated	NTT West <JPN GAAP> Non-Consolidated	NTT Communications <JPN GAAP> Non-Consolidated	NTT DATA <JPN GAAP> Consolidated	NTT DoCoMo <U.S. GAAP> Consolidated
Operating Revenues	10,780.0	328.0	2,128.0	2,049.0	1,096.0	830.0	4,820.0
Change from previous year	(315.5)	69.8	(139.1)	(117.8)	(10.6)	(16.7)	(228.1)
% Change	(2.8% )	27.1%	(6.1% )	(5.4% )	(1.0% )	(2.0% )	(4.5% )
Operating Income	1,175.0	143.0	75.0	65.0	81.0	35.0	830.0
Change from previous year	(385.3)	71.1	(11.4)	(21.6)	(35.2)	(24.7)	(272.9)
Income before Income Taxes	1,645.0	*150.0	*85.0	*74.0	*80.0	*26.0	1,316.0
Change from previous year	117.7	71.3	(12.8)	(16.5)	(33.0)	(23.6)	214.9
Net Income	670.0	455.0	46.0	44.0	47.0	16.0	758.0
Change from previous year	26.1	214.6	(11.9)	(17.5)	22.8	(10.9)	108.0

*	“Income before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications, and NTT DATA represent their recurring profits.

Note:

The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, NTT’s future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures above.

<Reference>

The number of the other consolidated subsidiaries (374 companies) is as follows:

NTT East Corporation Group (73 companies)

NTT West Corporation Group (51 companies)

NTT Communications Group (47 companies)

NTT DATA Group (42 companies)

NTT DoCoMo Group (64 companies)

      and

NTT Facilities Group (11 companies), NTT Urban Development Group (8 companies),

NTT Comware Corporation Group (8 companies), NTT Business Associe Group (35 companies), and 35 other companies.

[Reference]

• Number of Telephone Subscriber Services	(Thousands)

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Telephone + INS-Net	59,724	60,538	(814)	(1.3%)
Telephone Subscriber Lines	50,959	50,925	34	0.1%
INS-Net Subscriber Lines	8,765	9,612	(847)	(8.8%)
FLET’S ADSL	4,739	3,435	1,304	38.0%
B-FLET’S	1,215	494	721	146.1%
Cellular	47,363	45,380	1,982	4.4%
FOMA*	6,488	1,003	5,485	547.1%
i-mode	42,362	39,739	2,622	6.6%
FOMA*	6,414	975	5,440	558.2%

Notes:	1. “Number of Telephone Subscriber Lines” is the total of individual lines and central station lines.

2.      In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

3. “Number of Cellular” includes the DoPa Single Service subscribers from the six-months ended Sept. 30, 2004.

* Partial listing only.

• Indicators	(Employees)

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	216,350	221,300	(4,950)	(2.2%)

(Billions of Yen)

Details	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	948.3	849.8	98.5	11.6%

Note:	The figures represent the accrual-based amounts required for acquisition of property, plant, equipment, and intangibles.

(Billions of Yen)

Details	Sept. 30, 2004	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Interest-Bearing Debt	5,836.2	5,921.7	(85.5)	(1.4%)

Nippon Telegraph and Telephone East Corporation

November 10, 2004

Non-Consolidated Semi-annual Financial Results

for the Year Ending March 31, 2005

April 1, 2004 – September 30, 2004

(Based on accounting principles generally accepted in Japan)

[Operating Results]

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	1,071.4	1,113.7	(42.2)	(3.8%	)
Operating Expenses	1,023.5	1,047.9	(24.4)	(2.3%	)
Operating Income	47.9	65.7	(17.8)	(27.1%	)
Non-Operating Income	5.5	8.2	(2.6)	(32.6%	)
Recurring Profit	53.4	74.0	(20.5)	(27.7%	)
Special Profits	2.8	—	2.8	—
Special Losses	3.3	3.3	—	—
Income before Income Taxes	52.9	70.6	(17.6)	(25.1%	)
Income Taxes	21.5	30.4	(8.8)	(29.2%	)
Net Income	31.3	40.1	(8.8)	(21.9%	)

Notes:	1. “Special profits” for the six months ended Sept. 30, 2004 represent gain on sale of property, plant and equipment.

2. “Special losses” for the six months ended Sept. 30, 2004 represent amortization of cumulative effect of change in accounting standard for severance payments and pension plans.

[Forecasts for the Year Ending March 31, 2005]

(Billions of Yen)

Details	Operating Revenues	Operating Income	Recurring Profit	Net Income
Forecasts for the Year Ending March 31, 2005	2,128.0	75.0	85.0	46.0

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

(Billions of Yen)

Service	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	713.8	758.0	(44.2)	(5.8%	)
Monthly Charge Revenues*	462.8	470.4	(7.5)	(1.6%	)
Call Rates Revenues*	98.7	126.5	(27.8)	(22.0%	)
Interconnection Call Revenues*	103.3	105.3	(2.0)	(2.0%	)
IP Services Revenues	98.0	67.0	30.9	46.2%
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	105.1	125.7	(20.5)	(16.4%	)
Telegram Services Revenues	13.1	15.7	(2.6)	(16.6%	)
Other Telecommunications Services Revenues	73.7	75.8	(2.1)	(2.8%	)
Related Business Revenues	67.5	71.2	(3.6)	(5.1%	)

Total	1,071.4	1,113.7	(42.2)	(3.8%	)

*	Partial listing only

Notes:	1. “Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

2.      “Voice Transmission Services Revenues” for the six months ended Sept. 30, 2004 include the estimated amount of 8.6 billion yen in settlement of interconnection charges based on the LRIC methodology, which is not included in “Voice Transmission Services Revenues” for the six months ended Sept. 30, 2003.

(2) Operating Expenses

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Personnel	103.5	117.2	(13.7)	(11.7%	)
Purchase of goods and services	623.7	632.7	(8.9)	(1.4%	)
Depreciation and amortization	232.9	231.5	1.3	0.6%
Retirement of fixed assets	23.9	22.9	0.9	4.0%
Miscellaneous Taxes	39.4	43.3	(3.9)	(9.1%	)

Total	1,023.5	1,047.9	(24.4)	(2.3%	)

[Assets, Liabilities and Shareholders’ Equity]

(Billions of Yen)

Details	Sept. 30, 2004	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Fixed Assets	3,572.3	3,664.0	(91.7)	(2.5%	)
Current Assets	554.2	642.6	(88.3)	(13.8%	)

Total Assets	4,126.5	4,306.7	(180.1)	(4.2%	)

Long-Term Liabilities	1,700.8	1,744.8	(44.0)	(2.5%	)
Current Liabilities	533.4	668.1	(134.7)	(20.2%	)

Total Liabilities	2,234.2	2,413.0	(178.8)	(7.4%	)

Interest-Bearing Debts*	1,132.2	1,105.6	26.5	2.4%
Shareholders’ Equity	1,892.3	1,893.6	(1.2)	(0.1%	)

Total of Liabilities and Shareholders’ Equity	4,126.5	4,306.7	(180.1)	(4.2%	)

*	Partial listing only

[Cash Flows]

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Cash Flows from Operating Activities	125.1	205.2	(80.0)	—
Cash Flows from Investing Activities	(207.8)	(200.4)	(7.4)	—
Cash Flows from Financing Activities	(5.9)	(91.4)	85.4	—
Net Increase (Decrease) in Cash and Cash Equivalents	(88.6)	(86.6)	(2.0)	—
Cash and Cash Equivalents at Beginning of Period	186.2	220.6	(34.3)	(15.6%	)
Cash and Cash Equivalents at End of Period	97.6	133.9	(36.3)	(27.1%	)

[Reference]

1. Number of Subscriber Lines

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Telephone Subscriber Lines (1,000)	25,274	25,264	10	0.0%
Number of ISDN Subscriber Lines (1,000)	4,572	5,006	(434)	(8.7%	)
Number of Subscriber Lines	29,846	30,270	(425)	(1.4%	)

Notes:	1. “Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).

2.      Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2. Number of IP-related Services Subscribers

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of FLET’S ISDN Subscribers (1,000)	461	585	(124)	(21.2%	)
Number of FLET’S ADSL Subscribers (1,000)	2,620	1,912	709	37.1%
Number of B-FLET’S Subscribers (1,000)	632	247	385	155.7%

3. Number of Employees

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	14,900	15,600	(700)	(4.5%	)

4. Capital Investments

(Billions of Yen)

Details	Six Months Ended Sep. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	184.4	152.6	31.7	20.8%

November 10, 2004

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2005

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period of fiscal 2004 are presented in the order indicated on the attachment.

(Attachments)

1. Summary of Results

2. Non-consolidated Balance Sheet

3. Non-consolidated Statements of income

4. Business Results (Non-consolidated Operating Revenues)

5. Non-consolidated Statements of Cash Flows

Inquiries:

Hiroshi Niitsu, Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

SUMMARY OF RESULTS

During the interim period ended September 30, 2004, the economy continued to show signs of a steady recovery. Corporate profits continued to rise, and capital investment expanded. The employment situation, while still harsh, continued to improve, and personal consumption showed a gradual increase.

In the information and communications sector, the demand for broadband service has been growing rapidly as society moves closer to ubiquitous networks—the ability to send and receive a wide range of information anytime and anywhere. Within the broadband market, ADSL speed continued to rise and intense competition for customers has led to lower rates. In addition, IP telephone services are becoming widely available, and demand for optical access services has steadily expanded. In the fixed-line market, meanwhile, a competitor announced plans to build an IP-based fixed-line network using dry copper, a move that can be expected to further intensify competition here as well.

Within this business environment, Nippon Telegraph and Telephone East Corporation (NTT East) has worked hard to develop new sources of revenue and build a strong financial base while keeping business operations focused on the vision of being “a truly customer-oriented company.” NTT East has positioned this period as the critical period for gearing up its recently launched “Hikari” optic network and has implemented internal reorganization in order to further boost its sales and service-development capabilities and to accelerate decision making. In addition, NTT East has worked actively to develop a wide range of new IP / broadband services.

During the interim period under review, NTT East focused its efforts on the following.

First, in the rapidly expanding broadband market, NTT East worked to further upgrade and expand its services to respond to its customers’ diverse needs, while continuing to lower rates. With regard to its ADSL service, in August 2004, NTT East began offering faster transfer speeds through “FLET’S ADSL More III,” with maximum download speeds of approximately 47 Mbps and maximum upload speeds of approximately 5 Mbps. In September 2004, for users of its B FLET’S “Mansion Type,” NTT East began offering “Hikari Denwa,” IP Telephony Service for Condominiums that permits subscribers to make and receive calls to and from conventional phone lines and within the IP phone network, using the conventional phone-line number with no prefix. In addition, NTT East initiated “L-Mode on FLET’S,” which gives users of B FLET’S, FLET’S ADSL, and other broadband services the use of L-mode capabilities, including the ability to send and receive email and search for information with a specially designed telephone. To respond to the video-transmission needs of our corporate customers, NTT East began providing its “More Live” service, which enables simultaneous video transmission to multiple receivers within a prefecture without sacrificing image quality.

At the same time NTT East initiated several services designed to give its customers an added sense of security. NTT East added “More III” options to its existing 24 hours and 7 days a week repair and backup service “FLET’S ADSL Advanced Support.” For small businesses, NTT East began offering “FLET’S Safety Type II,” which makes it easy to protect against viruses and unauthorized access. And in September 2004, NTT East introduced the subscription-based sale of an IP-based video phone terminal called “FLET’S Phone VP 1000,” operated by user-friendly touch screen, for added customer convenience.

Meanwhile, in an effort to expand its offerings of high value-added content exploiting the broadband environment, NTT East began trial distribution of “‘Try To Golfers’ BB on FLET’S” in partnership with another company and is working to make the pay-per-use service “FLET’S on Demand” accessible to more users.

NTT East has also taken a number of steps to promote sales. It has worked to lower rates by instituting toll-free calls between “Corporate IP Telephone Service” subscribers, even between prefectures, and by lowering monthly access rates for its B FLET’S “Mansion Type.” NTT East also extended its “3 months free” campaign for FLET’S ADSL and is planning a “2 months free campaign” for B FLET’S beginning in October 2004. In April 2004, NTT East has launched a new calling plan that will allow subscribers to call from mobile to fixed-line phones at lower rates than those offered by mobile telephone carriers.

NTT East is also taking measures to respond to an increasingly competitive environment with respect to phone rates. Beginning January 2005, NTT East is implementing a rate cut in anticipation of the coming era of optical IP services, which will usher in a system of flat basic charges and call rates. NTT East will also reduce subscription fees from March 2005.

In its corporate-services sector, NTT East implemented a review of our headquarters in July 2004 in order to construct business units for each business group based on operations by industry and business category and to realize a corporate system that will enable it to provide total services from service development to sales.

Under NTT East’s “Team M@rketing Solutions” business concept for tackling issues and developing new businesses in partnership with its corporate customers, NTT East has been working actively to provide new services for business use, including data centers and such corporate optic access services as “Mega Data Netz,” “Super Wide LAN,” and “Metro Ether,” while simultaneously moving forward with its “total solutions” business designed to meet accurately the increasingly diverse and sophisticated needs of its customers, as by taking advantage of the bilateral-contract system under the amended Telecommunications Business Law, revised in April 2004. In addition, active efforts are under way in the e-Japan Promotion Department of the Corporate Business Headquarters, as well as the e-Japan Promotion Office of the Business Communications Department of each branch, to respond to opportunities presented by the e-Japan Priority Plans of local governments within the NTT East area.

As for business management structure, NTT East has established three new units—the Consumer Business Headquarters, Corporate Business Headquarters, and Network Business Headquarters—as well as the reorganization of NTT East corporate headquarters, including streamlining and consolidation in the area of staffing, to increase the speed of decision making, including relationships with branch offices. In addition, the NTT East Group has been working actively to expand its business domain, as seen in the development of a new IT home consulting business offered through partnerships with the prefectural outsourcing subsidiaries* established under the group’s structural reform program.

*	Prefectural outsourcing subsidiaries: Companies set up at the prefecture level named NTT Service [prefecture name] Corporation, NTT ME [prefecture or region name] Corporation, or NTT Business Associe [prefecture name] Co., Ltd.

As a result of these efforts, sales performance in NTT East major areas of service was as follows during the interim period under review.

In NTT East’s broadband access services, as of the end of September 2004 there were 632,000 B FLET’S subscribers, an increase of 206,000 from the end of March 2004, and 2,620,000 FLET’S ADSL subscribers, an increase of 338,000 from the end of March 2004.

In subscriber telephone services, the total number of lines installed was 25.23 million as of the end of September 2004, an increase of 10,000 from the end of March 2004, while the total number of INS-Net 64 lines fell by 180,000 from the end of March 2004 to 4.21 million as a result of the shift to broadband access services.

In leased circuit services, as of the end of September 2004 the total number of High Super Digital (HSD) transmission services installed was 229,000 circuits, a decline of 20,000 circuits from the end of March 2004 resulting from a shift in demand toward business-user-oriented optical access services.

During the interim period under review, operating revenue totaled 1,071.4 billion yen (down 3.8 % from the same period of the previous year); recurring profit came to 53.4 billion yen (down 27.7% from the same period of the previous year); and net profit totaled 31.3 billion yen (down 21.9% from the same period of the previous year).

Attachment 2

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	September 30, 2004
	Millions of Yen	Millions of Yen	Millions of US$
ASSETS
FIXED ASSETS	3,664,084	3,572,357	32,183
CURRENT ASSETS	642,633	554,238	4,993
TOTAL ASSETS	4,306,718	4,126,596	37,176

LIABILITIES
LONG-TERM LIABILITIES:
Long-term debt	1,010,103	977,410	8,805
Liability for employees’ severance payments	728,580	717,389	6,462
Other	6,207	6,017	54
Total long-term liabilities	1,744,890	1,700,817	15,322

CURRENT LIABILITIES:
Current portion of long-term debt	95,559	83,809	755
Accounts payable, trade	170,463	88,354	795
Accounts payable, other	324,058	193,661	1,744
Accrued taxes on income	146	1,374	12
Other	77,950	166,226	1,497
Total current liabilities	668,178	533,426	4,805

TOTAL LIABILITIES	2,413,069	2,234,243	20,128

SHAREHOLDERS’ EQUITY
Common stock	335,000	335,000	3,018
Additional paid-in capital	1,499,726	1,499,726	13,511
Unappropriated retained earnings for the period	57,985	56,809	511
Net unrealized gains (losses) on securities	936	817	7
TOTAL SHAREHOLDERS’ EQUITY	1,893,648	1,892,352	17,048

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,306,718	4,126,596	37,176

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
OPERATING REVENUES	1,113,738	1,071,460	9,652
OPERATING EXPENSES	1,047,951	1,023,530	9,220
OPERATING INCOME	65,786	47,930	431
NON-OPERATING REVENUES	29,406	27,952	251
NON-OPERATING EXPENSES	21,179	22,406	201
RECURRING PROFIT	74,013	53,476	481
SPECIAL PROFITS	—	2,840	25
SPECIAL LOSSES	3,368	3,368	30
INCOME BEFORE INCOME TAXES	70,645	52,948	477
CORPORATION, INHABITANT, AND ENTERPRISE TAXES	10,766	(18,427)	(166)
DEFERRED TAX EXPENSES (BENEFITS)	19,700	40,000	360
NET INCOME	40,179	31,375	282

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 4

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Service	Six months Ended September 30, 2003	Six months Ended September 30, 2004	Increase (Decrease)	Year Ended March 31, 2004
Voice Transmission Services	758,091	713,846	(44,244)	1,506,952
Revenues (excluding the amounts of IP Services Revenues)
Monthly Charge Revenues*	470,460	462,868	(7,591)	939,584
Call Rates Revenues*	126,579	98,752	(27,826)	238,749
Interconnection Call Revenues*	105,395	103,338	(2,056)	224,417
IP Services Revenues	67,054	98,036	30,981	151,343
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	125,722	105,123	(20,599)	246,962
Telegram Services Revenues	15,777	13,155	(2,621)	30,992
Other Telecommunications Services Revenues	75,868	73,717	(2,151)	166,561
Telecommunications total revenues	1,042,514	1,003,879	(38,634)	2,102,812

Related business total revenues	71,224	67,581	(3,643)	164,371

Total operating revenues	1,113,738	1,071,460	(42,277)	2,267,184

*	Partial listing only

Note:	Fractions are rounded down.

Attachment 5

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before income taxes	70,645	52,948	477
Depreciation and amortization	234,763	238,486	2,148
Loss on disposal of property, plant and equipment	16,371	16,998	153
Increase (decrease) in liability for employees’ severance payments	5,460	(11,190)	(100)
(Increase) decrease in accounts receivable	29,867	46,022	414
Increase (decrease) in accounts payable and accrued expenses	(149,297)	(171,192)	(1,542)
Increase (decrease) in accrued consumption tax	8,542	1,871	16
Other	(57,938)	(23,234)	(209)

Sub-total	158,414	150,710	1,357

Interest and dividends received	193	252	2
Interest paid	(10,986)	(9,794)	(88)
Income taxes received (paid)	57,611	(16,022)	(144)

Net cash provided by (used in) operating activities	205,233	125,146	1,127

Cash flows from investing activities:
Payments for property, plant and equipment	(179,900)	(208,330)	(1,876)
Acquisition of investments	(663)	(126)	(1)
Other	(19,924)	567	5

Net cash provided by (used in) investing activities	(200,488)	(207,888)	(1,872)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,000	17,950	161
Payments for settlement of long-term debt	(43,380)	(62,393)	(562)
Increase (decrease) in short-term borrowings	(55,000)	71,000	639
Dividends paid	(3,035)	(32,495)	(292)

Net cash provided by (used in) financing activities	(91,415)	(5,938)	(53)

Net increase (decrease) in cash and cash equivalents	(86,671)	(88,680)	(798)
Cash and cash equivalents at beginning of period	220,619	186,287	1,678

Cash and cash equivalents at end of period	133,948	97,607	879

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Nippon Telegraph and Telephone West Corporation

November 10, 2004

Non-Consolidated Semi-annual Financial Results

for the Year Ending March 31, 2005

April 1, 2004 — September 30, 2004

(Based on accounting principles generally accepted in Japan)

[Operating Results]

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	1,029.1	1,060.9	(31.7)	(3.0%	)
Operating Expenses	981.1	1,019.8	(38.6)	(3.8%	)
Operating Income	47.9	41.0	6.9	16.8%
Non-Operating Income	5.4	(1.4)	6.8	—
Recurring Profit	53.4	39.6	13.8	34.8%
Special Profits	3.6	4.4	(0.7)	(16.9%	)
Special Losses	3.5	3.5	—	—
Income before Income Taxes	53.4	40.4	13.0	32.3%
Income Taxes	21.8	13.9	7.9	56.5%
Net Income	31.5	26.4	5.1	19.5%

Note:	Operating revenues for the Six Months ended Sept. 30, 2004 include the estimated amount of 8.8 billion yen (the amount for the Six Months ended Sept. 30, 2003 is 10.5 billion yen) in settlement of a subsidy from NTT East and 7.5 billion yen in settlement of interconnection charges based on the LRIC methodology.

[Forecasts for the Year Ending March 31, 2005]

(Billions of Yen)

Details	Operating Revenues	Operating Income	Recurring Profit	Net Income
Forecasts for the Year Ending March 31, 2005	2,049.0	65.0	74.0	44.0

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

(Billions of Yen)

Service	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	697.3	738.3	(41.0)	(5.6%	)
Monthly Charge Revenues*	446.4	453.4	(6.9)	(1.5%	)
Call Rates Revenues*	103.6	130.2	(26.6)	(20.4%	)
Interconnection Call Revenues*	101.7	102.9	(1.2)	(1.2%	)
IP Services Revenues	82.4	55.2	27.2	49.3%
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	87.4	101.8	(14.3)	(14.1%	)
Telegram Services Revenues	14.7	16.1	(1.4)	(8.8%	)
Other Telecommunications Services Revenues	74.2	81.2	(7.0)	(8.6%	)
Related Business Revenues	72.9	68.0	4.8	7.2%

Total	1,029.1	1,060.9	(31.7)	(3.0%	)

*	Partial listing only

Notes:	1.	“Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

	2.	Operating revenues for the Six Months ended Sept. 30, 2004 include the estimated amount of 8.8 billion yen (the amount for the Six Months ended Sept. 30, 2003 is 10.5 billion yen) in settlement of a subsidy from NTT East and 7.5 billion yen in settlement of interconnection charges based on the LRIC methodology.

(2) Operating Expenses

(Billions of Yen)

Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Personnel	97.5	115.1	(17.5)	(15.2%	)
Purchase of goods and services	605.9	607.2	(1.3)	(0.2%	)
Depreciation and amortization	214.5	230.2	(15.7)	(6.8%	)
Retirement of fixed assets	26.2	20.3	5.8	29.0%
Miscellaneous Taxes	36.9	46.8	(9.8)	(21.1%	)

Total	981.1	1,019.8	(38.6)	(3.8%	)

[Assets, Liabilities and Shareholders’ Equity]

(Billions of Yen)

Details	Sept. 30, 2004	March 31, 2004	Increase (Decrease)	Percent Increase (Decrease)
Fixed Assets	3,471.3	3,595.2	(123.8)	(3.4%	)
Current Assets	596.0	630.5	(34.4)	(5.5%	)

Total Assets	4,067.4	4,225.8	(158.3)	(3.7%	)

Long-Term Liabilities	1,882.8	1,865.6	17.1	0.9%
Current Liabilities	643.3	815.2	(171.8)	(21.1%	)

Total Liabilities	2,526.2	2,680.8	(154.6)	(5.8%	)

Interest-Bearing Debts*	1,405.0	1,381.4	23.5	1.7%
Shareholders’ Equity	1,541.1	1,544.9	(3.7)	(0.2%	)

Total of Liabilities and Shareholders’ Equity	4,067.4	4,225.8	(158.3)	(3.7%	)

*	Partial listing only

[Cash Flows]

(Billions of Yen )
Details	Six Months Ended Sept. 30, 2004
Cash Flows from Operating Activities	198.1
Cash Flows from Investing Activities	(182.6)
Cash Flows from Financing Activities	(10.9)
Cash and Cash Equivalents at Beginning of Period	118.8
Cash and Cash Equivalents at End of Period	123.3

[Reference]

1. Number of Subscriber Lines

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Telephone Subscriber Lines (1,000)	25,685	25,661	24	0.1%
Number of ISDN Subscriber Lines (1,000)	4,194	4,606	(413)	(9.0%	)
Number of Subscriber Lines	29,879	30,268	(389)	(1.3%	)

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).

	2.	Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2. Number of IP-related Services Subscribers

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of FLET’S ISDN Subscribers (1,000)	407	542	(134)	(24.8%	)
Number of FLET’S ADSL Subscribers (1,000)	2,119	1,523	595	39.1%
Number of B-FLET’S Subscribers (1,000)	583	246	336	136.5%

3. Number of Employees

Details	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	13,750	14,700	(950)	(6.5%	)

4. Capital Investments

	(Billions of Yen)
Details	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	166.6	199.0	(32.4)	(16.3%	)

November 10, 2004

FOR IMMEDIATE RELEASE

Interim Settlement for Fiscal Year Ending March 31, 2005

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period of fiscal 2004 are presented in the following attachments.

(Attachments)

1. Summary of Results

2. Non-consolidated Balance Sheet

3. Non-consolidated Statements of Income

4. Business Results (Non-consolidated Operating Revenues)

5. Non-consolidated Statements of Cash Flows

Inquiries:

Mr. Shigehiko Yamagami or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

Summary of Results

During the six months ended September 30, 2004, the Japanese economy continued to recover at an overall healthy pace, fueled by a significant improvement in corporate earnings owing to increased exports and production as well as a moderate upswing in consumer spending.

In the telecommunications market, penetration and expansion of broadband access services like ADSL (asymmetric digital subscriber line) and optical lines are gaining momentum in step with the advanced and diversified demands of users in an increasingly globalized world. Nevertheless, intensifying competition for customers in both prices and services among telecommunication carriers made for an ever more severe business environment.

Meanwhile, the fixed-line telecommunications market continued to narrow against the backdrop of an accelerated changeover from fixed-line to mobile telephony and from voice to Internet and data telecommunications, along with a proliferation of IP phone services for businesses. The shrinking market combined with the launch of direct connection phone services using dry copper has ushered in full-scale competition.

In the face of rapidly changing markets and competition as well as constantly changing surrounding circumstances, Nippon Telegraph and Telephone West Corporation (NTT West) has positioned fiscal 2004 as the springboard to creating new momentum for a dramatic leap into the fiber-optic broadband market and the transformation of its revenue structure from telephone-based to IP-based. Toward this end, NTT West has been aggressive in its efforts to take full advantage of the characteristics of fiber optics to enrich its application services and content, promote high value-added solutions offerings like security services, and expand the operations of the entire NTT West Group in a bid to create a resonant communications environment. In line with this, NTT West is committed to the aggressive pursuit of:

1.	Development of Broadband Business

i)	Expanded Broadband Access Services

In response to customer demand for high-speed telecommunications, NTT West has launched a new service, “FLET’S ADSL MORE SPECIAL,” with a downstream speed of up to 47 Mbps and upstream speed of up to 5 Mbps, in addition to the five existing FLET’S ADSL plans: MORE 40, MORE 24, MORE, 8M PLAN and 1.5M PLAN.

Also, in order to make the FLET’S service available to a wider range of customers, NTT West offered special plans limited to new subscribers during specified periods: a one-month free service campaign for B-FLET’S, a three-month free service campaign for FLET’S ADSL. NTT West likewise introduced attractive special discount programs in April 2004 for continuing B-FLET’S and FLET’S ADSL users: “FLET’S ATTO (amazing) DISCOUNT” and “FLET’S ZUTTO (continuous) DISCOUNT.”

In addition, NTT West has mounted multifaceted promotional campaigns through marketing alliances with home appliance volume retailers and tie-ups with Internet Service Providers, as well as offered customers the chance to win special VIP seats for “a-nation ‘04” in its “FLET’S a-nation campaign,” co-sponsored by the AVEX GROUP.

ii)	Expanded Broadband Application Services

NTT West’s FLET’S SQUARE provides attractive broadband content to B-FLET’S and FLET’S ADSL customers in collaboration with leading content holders, including “a-nation 2003 concert image” from the AVEX GROUP, information about “Searching for the Bluebird” and “Takarazuka Dream Kingdom” from the Takarazuka Revue Company, and “Pokémon content” from the Pokémon Company.

Meanwhile, to respond to growing customer demand for lower calling charges and high quality IP phone service comparable to fixed-line phones, NTT West launched “HIKARI DENWA (fiber-optic phone),” a new IP phone service for multi-family dwellings targeted at users subscribing to B-FLET’S Condominium Type. This service allows customers to keep their existing telephone numbers, make emergency calls to 110, 118 and 119 services, and access toll-free numbers.

The number of access points for FLET’S SPOT, the main pillar of NTT West’s ubiquitous network service, exceeded 1,500 in the NTT West service region at the end of May 2004. NTT West now provides the widest public wireless LAN service coverage in Japan, employing the shared wireless LAN method at commonly accessed places within the public transportation network (JR-West Nozomi Line stops, etc.) since June 2004.

In addition, in order to make its service available to many more customers, NTT West targeted new subscribers with a limited-time three-month free access campaign for FLET’S COMMUNICATION and FLET’S SPOT. On top of this, NTT West offered free switching equipment installation to subscribers who signed up for B-FLET’S, FLET’S ADSL and FLET’S ISDN at the same time.

2.	Development of Solution Business

NTT West’s prosol Series provides customized system solutions to a wide range of customers according to their type of business. To enhance its lineup of Internet VPN Solutions on its N.prosol menu, the optimum total network solution, NTT West added the “SSL-VPN Solution,” a product that uses SSL (secure socket layer) encryption to accomplish a network environment where data is protected from such security failures as eavesdropping, spoofing and falsification as if it were being transferred over dedicated lines, and its “TV Conference Package,” a product for businesses and local governments that provides high-quality voice and image communications cheaply and swiftly via broadband lines like B-FLET’S.

Furthermore, NTT West introduced new items to the lineup for “C.prosol,” a total solution for optimizing commerce (commercial transaction cycles) for business. NTT West’s “Shared EDI Solution for Liquor Businesses” promises increased operating efficiency and speed by using the Internet to exchange a wide range of electronic information from order intake/placement data to new products and hot-selling items in the industry. “EDI Solution for Department Stores” allows vendors like wholesalers and manufacturers to easily create the product masters needed to process sales in-store and generate a timely and multi-dimensional analysis of sales and other transaction data to aid in strategic merchandising.

NTT West also collaborated with Fukuoka City and the Fukuoka City Foundation for Health Plan Promotion in an experiment to demonstrate the feasibility, convenience and validity of a new library system service using the wireless IC tag technology that will serve as the foundation for the ubiquitous network society.

NTT West teamed up with NTT MARKETING ACT CORPORATION and NTT NEOMEIT CORPORATION to offer the “Information Security Audit Service,” which provides an objective assessment of a customer’s information asset management according to the standards of the Information Security Audits of the Ministry of Economy, Trade and Industry. NTT West also worked together with Trend Micro Inc. to introduce the “Training in Fighting Spam,” a new security service that provides measures against security threats in response to the ever more sophisticated and complex needs of businesses and local governments.

NTT West is going to build an IP phone system connecting the 49 operating bases of OSAKA GAS CO., LTD. to fully exploit the benefits of a ubiquitous communications environment. The progressive switchover is scheduled to start in 2005, with completion at the end of 2006.

3.	Expanded NTT West Group Operations

NTT NEOMEIT CORPORATION, in collaboration with the National Institute of Advanced Industrial Science and Technology, has begun research in pursuit of a customer information management system with stronger security measures, such as decentralized data storage employing grid technology in its AQStage PF IP Call Center Service to prevent leakage of customer data from a call center.

NTT NEOMEIT also launched “InfoDock,” a comprehensive information security diagnostic tool through which security experts can provide customers with an analytical evaluation of information security and measures for improvement through face-to-face conversations at the customer’s office.

In addition, NTT NEOMEIT has added “AQStage Call S” to its existing lineup of services, an economical and easy-to-install IP phone service for small- and medium-sized businesses, and “AQStage Shared Public Wireless LAN Access Point Service,” which houses multiple wireless LAN carriers in a single public wireless LAN access point and promotes solutions and services for radio interference problems.

NTT MARKETING ACT CORPORATION introduced “ACTOS WATCH-OVER EYE,” a new monitoring service for the security of the elderly, wherein sensor systems are installed in the homes of elderly people who live alone so that either other family members or local government staff can review the daily living situation from a distance via personal computer and an e-mail message can be transmitted to a pre-registered contact if a problem is detected.

NTT MARKETING ACT has likewise worked together with NTT Syscom Corporation and Dai Nippon Printing Co., Ltd. to develop “ACTOS KIT OKKAKE (surveillance) CAMERA MENU,” an image distribution system combining broadband lines and wireless IC tag technology. NTT MARKETING ACT GROUP offers this solution package mainly to kindergartens and nursery schools.

On top of the above, for customers who could not use their telephones due to building damage from typhoons and those who had no access to their telephones because they had been ordered to evacuate, NTT West waived the basic fees and reinstallation charges for the period of their move from damaged buildings to temporary housing.

The spate of corporate scandals is bringing about growing social criticism, and the NTT West Group has been actively working on corporate ethics. Throughout the period, the Group applied itself to cultivating high ethical standards both officially and privately and creating a solid corporate culture against fraud and misconduct. Newly produced videos that carry the president’s messages to the employees and corporate ethics workshops for all levels of management were used to spread ethical consciousness throughout the organization.

Moreover, in light of the series of information leaks around the country, the NTT West Group took appropriate actions to protect its customer information based on the concepts of the Act for the Protection of Computer Processed Personal Data held by Administrative Organs promulgated last year. Among the specific measures the NTT Group implemented were a complete overhaul of its systems operation and stricter control of customer information held by contractors, in addition to those already in practice, such as training workshops for all employees to boost moral and improvements to the administrative structure that handles customer information to maintain full control of customer data.

As a result of the above efforts, the principal marketing results as of September 30, 2004 were: the number of subscriber telephone lines installed stood at 25.65 million; in INS-Net services, the number of INS-Net 64 lines installed totaled 3.98 million; and the number of FLET’S ADSL and B-FLET’S came to 2.12 million and 0.58 million, respectively.

Operating revenues for the first six months of the fiscal year ending March 31, 2005 was 129.1 billion yen, recurring profit, 53.4 billion yen, and net income, 31.5 billion yen.

Attachment 2

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	September 30, 2004
	Millions of Yen	Millions of Yen	Millions of US$
Assets
Fixed assets	3,595,293	3,471,394	31,273
Current assets	630,525	596,029	5,369
Total assets	4,225,819	4,067,423	36,643

Liabilities
Long-term liabilities:
Long-term debt	1,065,285	1,097,241	9,885
Liability for employees’ severance payments	790,436	775,758	6,988
Other	9,945	9,856	88
Total long-term liabilities	1,865,667	1,882,856	16,962

Current liabilities:
Current portion of long-term debt	276,201	307,775	2,772
Accounts payable, trade	137,748	95,639	861
Accounts payable, other	288,992	160,839	1,449
Accrued taxes on income	186	1,193	10
Other	112,095	77,940	702
Total current liabilities	815,225	643,389	5,796

Total liabilities	2,680,893	2,526,246	22,758

Shareholders’ equity
Common stock	312,000	312,000	2,810
Additional paid-in capital	1,170,054	1,170,054	10,541
Unappropriated retained earnings for the period	62,109	59,172	533
Net unrealized gains (losses) on securities	762	(48)	(0)
Total shareholders’ equity	1,544,926	1,541,177	13,884

Total liabilities and shareholders’ equity	4,225,819	4,067,423	36,643

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Operating revenues	1,060,905	1,029,187	9,271
Operating expenses	1,019,827	981,198	8,839
Operating income	41,078	47,989	432
Non-operating revenues	26,524	26,431	238
Non-operating expenses	27,986	21,001	189
Recurring profit	39,616	53,419	481
Special profits	4,409	3,662	32
Special losses	3,590	3,590	32
Income before income taxes	40,435	53,491	481
Corporation, inhabitant, and enterprise taxes	(53,915)	(32,908)	(296)
Deferred tax expenses (benefits)	67,900	54,800	493
Net income	26,450	31,599	284

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 4

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Service	Six months Ended September 30, 2003	Six months Ended September 30, 2004	Increase (Decrease)	Year Ended March 31, 2004
Voice Transmission Services	738,361	697,360	(41,001)	1,465,833
Revenues (excluding the amounts of IP Services Revenues)
Monthly Charge Revenues*	453,465	446,489	(6,976)	905,590
Call Rates Revenues*	130,284	103,651	(26,632)	245,963
Interconnection Call Revenues*	102,961	101,730	(1,230)	216,169
IP Services Revenues	55,233	82,481	27,247	127,284
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	101,816	87,440	(14,376)	206,031
Telegram Services Revenues	16,160	14,731	(1,428)	33,421
Other Telecommunications Services Revenues	81,289	74,259	(7,030)	165,281
Telecommunications total revenues	992,862	956,272	(36,589)	1,997,852

Related business total revenues	68,043	72,915	4,871	169,000

Total operating revenues	1,060,905	1,029,187	(31,717)	2,166,852

*	Partial listing only

Note:	Fractions are rounded down.

Attachment 5

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before income taxes	40,435	53,491	481
Depreciation and amortization	233,519	217,843	1,962
Loss on disposal of property, plant and equipment	13,223	17,273	155
Increase (decrease) in liability for employees’ severance payments	2,321	(14,678)	(132)
(Increase) decrease in accounts receivable	14,628	53,958	486
Increase (decrease) in accounts payable and accrued expenses	(129,208)	(147,372)	(1,327)
Increase (decrease) in accrued consumption tax	5,492	1,946	17
Other	(485)	(26,932)	(242)

Sub-total	179,926	155,530	1,401

Interest and dividends received	30	95	0
Interest paid	(11,174)	(9,907)	(89)
Income taxes received (paid)	69,948	52,474	472

Net cash provided by (used in) operating activities	238,731	198,193	1,785

Cash flows from investing activities:
Payments for property, plant and equipment	(219,587)	(185,081)	(1,667)
Acquisition of investments	(39)	(2,300)	(20)
Other	8,147	4,703	42

Net cash provided by (used in) investing activities	(211,479)	(182,677)	(1,645)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	60,000	100,000	900
Payments for settlement of long-term debt	(90,957)	(36,469)	(328)
Increase (decrease) in short-term borrowings	—	(40,000)	(360)
Dividends paid	(18,769)	(34,494)	(310)

Net cash provided by (used in) financing activities	(49,727)	(10,964)	(98)

Net increase (decrease) in cash and cash equivalents	(22,474)	4,551	41
Cash and cash equivalents at beginning of period	140,808	118,806	1,070

Cash and cash equivalents at end of period	118,334	123,358	1,111

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

November 10, 2004

NTT Communications Corporation

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	%Increase (Decrease)
Operating Revenues	525.3	535.2	(9.8)	(1.8%	)
Operating Expenses	477.4	466.2	11.2	2.4%
Operating Income	47.9	69.0	(21.0)	(30.5%	)
Non-Operating Income	(1.1)	(0.8)	(2.0)	(30.8%	)
Recurring Profit	46.7	68.1	(21.3)	(31.3%	)
Special Losses	—	34.8	(34.8)	—
Income before Income Taxes	46.7	33.3	13.4	40.3%
Income Taxes	19.0	22.3	(3.3)	(14.8%	)
Net Income	27.7	10.9	16.7	152.9%

Notes:	Fractions are rounded down.

FORECASTS FOR THE YEAR ENDING MARCH 31, 2005

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	After Amendment	Before Amendment	Increase (Decrease)	%Increase (Decrease)
Operating Revenues	1,096.0	1,087.0	9.0	0.8%
Operating Expenses	1,015.0	1,003.0	12.0	1.2%
Operating Income	81.0	84.0	(3.0)	(3.6%	)
Recurring Profit	80.0	80.0	—	—
Net Income	47.0	47.0	—	—

Note:	Fractions are rounded down.

BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	%Increase (Decrease)
OPERATING REVENUES
Voice Transmission Services Revenues	229.8	245.3	(15.4)	(6.3%	)
Major Item:
Telephone Services Revenues	136.1	147.9	(11.8)	(8.0%	)
Data Transmission Services Revenues	168.1	150.5	17.5	11.7%
Major Items:
Open Computer Network Services Revenues	65.6	60.7	4.9	8.1%
IP-Virtual Private Network Services Revenues	30.4	27.2	3.1	11.5%
Frame-Relay and Cell-Relay Services Revenues	17.4	25.6	(8.1)	(31.8%	)
Leased Circuit Services Revenues	70.1	88.2	(18.0)	(20.4%	)
Major Items:
Conventional Leased Circuit Services Revenues	6.7	9.3	(2.5)	(27.7%	)
High-Speed Digital Circuits Services Revenues	33.7	37.6	(3.8)	(10.3%	)
Other Telecommunications Services Revenues	12.6	4.1	8.4	202.4%
Related Business Revenues	44.5	47.0	(2.4)	(5.3%	)
Total	525.3	535.2	(9.8)	(1.8%	)

OPERATING EXPENSES
Personnel	42.9	43.0	(0)	(0.2%	)
Purchase of goods and services	231.0	219.9	11.0	5.0%
Depreciation and amortization	59.3	59.8	(0.4)	(0.8%	)
Retirement of fixed assets	3.3	7.1	(3.7)	(52.7%	)
Communications Network Charges	134.6	130.6	4.0	3.1%
Miscellaneous Taxes	6.0	5.5	0.4	8.4%
Total	477.4	466.2	11.2	2.4%

Reference:
Non-Operating Expenses	14.6	13.8	0.7	5.7%
Major Item:
Financial Expenses	7.3	7.7	(0.3)	(4.1%	)

Note:	Fractions are rounded down.

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Sept. 30, 2004	March. 31, 2004	Increase (Decrease)	% Increase (Decrease)
ASSETS
Fixed Assets	1,239.3	1,244.6	(5.2)	(0.4%	)
Current Assets	301.1	284.5	16.5	5.8%
Total Assets	1,540.5	1,529.2	11.2	0.7%

LIABILITIES
Long-Term Liabilities	807.7	830.4	(22.7)	(2.7%	)
Current Liabilities	324.0	323.9	0.1	0.0%
Total Liabilities	1,131.8	1,154.3	(22.5)	(2.0%	)
Major Item:
Interest-Bearing Debts	856.5	853.4	3.1	0.4%

SHAREHOLDERS’ EQUITY	408.6	374.8	33.8	9.0%

TOTAL OF LIABILITIES AND SHAREHOLDERS’ EQUITY	1,540.5	1,529.2	11.2	0.7%

Note: Fractions	are rounded down.

CASH FLOWS

(Based on accounting principles generally accepted in Japan)

			Billions of Yen
	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)
Cash Flows from Operating Activities	103.6	108.0	(4.4)
Cash Flows from Investing Activities	(73.7)	(67.2)	(6.4)
Cash Flows from Financing Activities	(8.4)	(40.1)	31.6
Cash and Cash Equivalents at End of Period	86.8	59.4	27.4

Reference

1. Number of Employees

	Sept. 30, 2004	Sept. 30, 2003	Increase (Decrease)	% Increase (Decrease)
	7,850	7,600	250	3.3%

2. Capital Investements
				Billions of Yen
	Six Months Ended Sept. 30, 2004	Six Months Ended Sept. 30, 2003	Increase (Decrease)	% Increase (Decrease)
	59.3	44.4	14.9	33.6%

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2004	As of September 30, 2004
Myline registrations for inter-prefectural long distance calls	23,874,000 (subscriber market share: 57.1%)	24,310,000 (subscriber market share: 58.2%)
Myline registrations for international calls	19,987,000 (subscriber market share: 53.9%)	20,459,000 (subscriber market share: 54.6%)

Traffic

	April 1, 2003 to March 31, 2004	As of September 30, 2004
Traffic* Number of calls	8.34 billion	**
Duration of calls	360 million hours	**

* Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.

** Not yet available.

“OCN” Internet access services

	As of March 31, 2004	As of September 30, 2004
OCN service subscribers	4,118,000	4,361,000

Main network services for business customers
	As of March 31, 2004	As of September 30, 2004
Business customers of main network services	337,000	347,000
Leased circuits	50,000	45,000
Frame relay/Cell relay	56,000	48,000
IP-VPN	86,000	92,000
OCN Internet access	129,000	142,000
Ethernet services (e-VLAN)	17,000	20,000

Data centers
	As of March 31, 2004	As of September 30, 2004
Collocation service users	396	450
Data centers*	67 in Japan 26 overseas	67 in Japan 26 overseas
Total size of domestic data centers	Approx. 56,000m2	Approx. 56,000m2

Note:	Domestic centers are those that have applied for Information Security Management System approval.

November 10, 2004

NTT Com Announces Interim Financial Results

For Fiscal Half Year Ended September 30, 2004

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) today announced its interim non-consolidated financial results for the first six months of the current fiscal year, through September 30, 2004. Operating revenues came to 525.3 billion yen, down 1.8% or 9.8 billion yen year on year. Operating income totaled 47.9 billion yen, down 30.5% or 21 billion yen, recurring profit came to 46.7 billion yen, down 31.3% or 21.3 billion yen, and interim net income amounted to 27.7 billion yen.

BACKGROUND

Company Vision

Since 2003, NTT Com has been evolving into a “Global IP Solution Company” to help customers solve problems and meet needs for advanced communications. To further this vision, NTT Com is focusing its future on four core business domains: solutions, network management (including ubiquitous networks), security and global services.

Changes in market environment and business base

The global market for information and communications is experiencing severe competition due to technical innovation, resulting in confusion and uncertainty as certain companies leave the market. At the same time, customer demands for seamless networks are diversifying as multinational corporations expand their activities to globalize their operations, particularly in China and India.

The Japanese market for information and communications is also experiencing intense competition due to the growing popularity of IP telephony and ongoing mergers and acquisitions. Moreover, IT’s emerging role as an indispensable tool both for business and private life is intensifying customer demands for reliability and convenience. To satisfy these demands, businesses in the Japanese market must provide integrated services and adopt new business models.

NTT Com, aiming at capitalizing on the opportunities it sees in this changing environment, is creating comprehensive IT services that combine network reliability, assured security, IT asset management and international access.

OVERVIEW OF OPERATIONS

As a Global IP Solution Company, NTT Com is strategically concentrating its resources on four growth-oriented domains to create a new base for earnings.

1. Solutions

NTT Com is creating new business models and lifestyles through services that offer true value and usefulness for the customer.

NTT Com helps corporate and government customers improve efficiency and reduce total cost of ownership. This is accomplished with services that combine platforms for security, mobile communications, managed services and more, as well as providing everything from network construction to server operation and monitoring. For example, solutions using employee-identification smart cards enable customers to monitor office entry/exit and employee cafeteria payments, creating a more secure and convenient office environment. Elsewhere, solutions are being developed to combine transportation and financial applications in a single smart card.

To make the Internet environment more friendly for individuals, NTT Com’s “CoDen” concept provides personal solutions tailored to specific lifestyles. For example, NTT Com offers high-speed Internet, IP telephone and video communication in a fiber-optics package for households (CoDen Hikari service) and IP videophone communication (.Phone Personal V). The company’s music download service (OCN Music Store) is the first offered by an ISP in Japan.

Principal solutions services (and related activities)

•	Comprehensive managed services for constructing and operating networks, from servers to applications.

•	Smart card solutions for employee-information security management.

•	Total mobile solutions for improved corporate efficiency and security involving multiple carriers and multiple devices.

•	Newly launched CoDen User Support Plan for going into customers’ homes to set up Internet connections and provide instructions.

•	Newly launched CoDen service integrating high-speed Internet connection, IP telephone and video communication using fiber optics.

•	Newly launched .Phone Personal V service for broadband IP videophone.

•	Newly launched OCN Music Store for downloading music.

2. Network Management

NTT Com provides sophisticated networks and IT resources via seamless, secure and highly simplified one-stop services. During the interim period, the company launched its value-added AGILIT hosting service, which combines automated operation processes, IT infrastructure management and security. The company’s integrated VPN solutions centralize all services, from applications to maintenance/monitoring, by freely combining various VPN services, including the construction of ubiquitous environments for mobile connection to VPN.

Principal solutions services (and related activities)

•	Newly launched AGILIT hosting service combining automated operation processes, IT infrastructure management and security.

•	Newly launched Group-VPN, an economical, easy-to-build broadband VPN service for businesses using ADSL technology.

•	Japan’s first trial demonstration of compatible, interoperable RFID (radio frequency identification) tags.

•	Expansion of HOTSPOT service area for public wireless LANs.

•	Newly launched ubiquitous-solution service for unprecedented mobile connection to VPN at speeds up to 384 Kbps.

•	Newly launched .Phone Web Connect service for corporate Web conferencing.

3. Security

NTT Com provides comprehensive security services that incorporate state-of-the-art technology and comply fully with the BS7799 and ISMS security-management rating systems.

During the interim period, NTT Com launched the Personal Data Protection Strategy Total Solution service, which combines preventative information-security solutions with liability insurance for security breeches. The service is yet one more way that NTT Com creates secure environments.

Principal security services (and related activities)

•	Newly launched Personal Data Protection Strategy Total Solution (in conjunction with Tokio Marine & Nichido Fire Insurance Co., Ltd.).

•	Trial demonstration of planned Cyber Security Net Service for satellite distribution of anti-virus pattern files and security patches (conducted with satellite operator JSAT Corp.).

4. Global Services

NTT Com creates seamless, one-stop global services to support multinational business activities.

UEFA EURO 2004™, for example, used the high-quality hosting system of NTT Com’s U.S. subsidiary company Verio Inc. to handle 500 million page-views. In India, NTT Com set up an office to directly serve multinational software developers and call centers, and also launched an international MPLS-type IP-VPN service, a first for a Japanese carrier.

Principal global services (and related activities)

•	Newly launched Japanese-language version of UEFA EURO 2004 website and member-only UEFA EURO 2004 premium site (fee-based).

•	Newly launched G-V2oIP service for global voice/video integrated solutions.

•	Newly launched international MPLS-type IP-VPN service in India.

OPERATIONAL RESULTS

Revenues from fixed-line telephone services declined due to intensifying competition, and revenues from leased-circuit services showed an expected decline as customers continued shifting to low-cost IP services. Revenues from data communications, including IP services, however, showed firm growth.

Overall, operating revenues and recurring profit both declined year on year, reflecting the severity of competition in the market.

1. Voice Communications Services

Revenues from voice communications services declined due to the shrinking market for fixed-line telephone services and intensifying competition in the IP telephony market. In Japan, NTT Com supported revenue levels by securing more relay traffic for fixed-line-to-mobile communications. In international telephone services, the company’s revenue strategy focused on growing market share through aggressive marketing and reduced call rates.

Operating revenues for voice communications services came to 229.8 billion yen, down 6.3% or 15.4 billion yen year on year.

2. Data Communications Services

Data communications service revenues grew steadily as customer needs for IP services expanded. As of September 2004, approximately 4.36 million users were subscribing to NTT Com’s OCN ISP service, which has been enhanced with high-speed ADSL.

Operating revenues for data communications services came to 168.1 billion yen, up 11.7% or 17.5 billion yen year on year.

3. Leased Circuit Services

Leased circuit service revenues declined due to competition from cheaper IP-VPN and VPN services that leverage the Internet. For those customers who place maximum priority on quality, reliability and security, however, NTT Com launched a simple, highly reliable leased circuit service called Giga Stream.

Operating revenues for leased circuit services came to 70.1 billion yen, down 20.4 % or 18 billion yen year on year.

4. Other Services

NTT Com aimed to increase revenues from other value-added services, including hosting and various services that leverage its extensive and highly advanced facilities.

Operating revenues for other services came to 12.6 billion yen.

5. Related Businesses (System Integration, etc.)

NTT Com steadily increased revenues from related businesses, including value-added services that provide comprehensive solutions for customer facilities and systems, such as data-center, security and managed (monitoring and operation) services.

Operating revenues for related businesses came to 44.5 billion yen.

OUTLOOK

Voice communications service revenues will continue to decline due to the increased use of IP telephony and the competitors’ launch of direct fixed-line phone services. In response, NTT Com will work to maintain revenues with innovative new offerings, such as the direct IP-to-fixed-line phone service using fiber-optics broadband for business users, as well as the Pl@tinum Line service, which aggressively reduces call rates for individuals and small/home offices (SOHOs).

Leased circuit revenues are also expected to be impacted negatively as customers continue to shift to low-cost IP services. NTT Com will counter this trend with continued cost cutting and strategic concentration of corporate resources in IP services, which represent the company’s main source of new revenues.

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has over 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “Best Global Carrier - 2004.” For more information, please visit http//:www.ntt.com

More information about this release:

Media:

(Mr.) Tei A. Gordon or (Ms.) Akiko Suzaki

Media Relations

Tel. +81 3 6700 4010 / info@ntt.com

All others:

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department

Tel. +81 3 6700 4311 / info-af@ntt.com

Attachment 1

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	September 30, 2004
	Millions of Yen	Millions of Yen	Millions of US$
ASSETS
Fixed assets	1,244,658	1,239,365	11,165
Current assets	284,554	301,135	2,712
Total assets	1,529,213	1,540,501	13,878

LIABILITIES
Long-term liabilities:
Long-term debt	751,736	729,092	6,568
Liability for employees’ severance payments	74,416	74,193	668
Other	4,333	4,476	40
Total long-term liabilities	830,486	807,761	7,277

Current liabilities:
Current portion of long-term debt	98,297	126,271	1,137
Accounts payable, trade	47,252	45,501	409
Short-term borrowings	3,382	1,221	11
Accounts payable, other	146,704	115,646	1,041
Accrued taxes on income	—	6,297	56
Other	28,276	29,136	262
Total current liabilities	323,913	324,074	2,919

Total liabilities	1,154,399	1,131,836	10,196

SHAREHOLDERS’ EQUITY
Common stock	211,650	211,650	1,906
Additional paid-in capital	119,149	119,149	1,073
Unappropriated retained earnings for the period	25,485	44,342	399
Net unrealized gains (losses) on securities	18,529	33,523	302
Total shareholders’ equity	374,813	408,664	3,681

Total liabilities and Shareholders’ equity	1,529,213	1,540,501	13,878

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Operating revenues	535,269	525,389	4,733
Operating expenses	466,212	477,423	4,301
Operating income	69,056	47,965	432
Non-operating revenues	12,924	13,439	121
Non-operating expenses	13,820	14,611	131
Recurring profit	68,160	46,793	421
Special losses	34,819	—	—
Income before income taxes	33,341	46,793	421
Corporation, inhabitant, and enterprise taxes	33,780	21,270	191
Deferred tax expenses (benefits)	(11,400)	(2,200)	(19)
Net income	10,961	27,723	249

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Six months Ended September 30
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before income taxes	33,341	46,793	421
Depreciation and amortization	61,039	60,489	544
Loss on disposal of property, plant and equipment	6,175	1,901	17
Increase (decrease) in loan-loss reserves	(183)	(29)	(0)
Increase (decrease) in liability for employees’ severance payments	1,200	(223)	(2)
Evaluation losses on shares of affiliated companies	34,819	—	—
(Increase) decrease in accounts receivable	43,465	34,386	309
Increase (decrease) in accounts payable and accrued expenses	(38,312)	(40,759)	(367)
Increase (decrease) in accrued consumption tax	(2,703)	713	6
Other	(2,294)	(2,534)	(22)

Sub-total	136,547	100,737	907

Interest and dividends received	918	1,304	11
Interest paid	(7,893)	(7,581)	(68)
Income taxes received (paid)	(21,541)	9,143	82

Net cash provided by (used in) operating activities	108,030	103,602	933

Cash flows from investing activities:
Payments for property, plant and equipment	(53,484)	(68,023)	(612)
Acquisition of investments	(766)	(0)	(0)
(Increase) decrease in short-term loan	(85)	(1,191)	(10)
Other	(12,901)	(4,495)	(40)

Net cash provided by (used in) investing activities	(67,237)	(73,711)	(664)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	14,575	6,643	59
Payments for settlement of long-term debt	(67,430)	(4,139)	(37)
Increase (decrease) in short-term borrowings	24,932	(2,190)	(19)
Dividends paid	(12,246)	(8,811)	(79)

Net cash provided by (used in) financing activities	(40,169)	(8,498)	(76)

Effect of exchange rate changes on cash and cash equivalents	(228)	(5)	(0)

Net increase (decrease) in cash and cash equivalents	395	21,387	192
Cash and cash equivalents at beginning of period	59,024	65,444	589

Cash and cash equivalents at end of period	59,419	86,831	782

Note:	Yen amounts have been translated, for convenience only, at ¥111=US$1.00, the approximate exchange rate on September 30, 2004. Fractions are rounded down.

(Reference)

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

				(Millions of Yen)
Service	Six months Ended September 30, 2003	Six months Ended September 30, 2004	Increase (Decrease)	Year Ended March 31, 2004
Voice transmission services	245,305	229,845	(15,460)	482,638
Data transmission services	150,533	168,113	17,579	309,181
Leased circuit services	88,217	70,194	(18,022)	168,497
Other services	4,198	12,696	8,498	9,826
Telecommunications total revenues	488,254	480,849	(7,405)	970,143

Related business total revenues	47,014	44,539	(2,474)	136,459

Total operating revenues	535,269	525,389	(9,880)	1,106,603

Note:	Fractions are rounded down.

November 10, 2004

Nippon Telegraph and Telephone Corporation

Supplementary data

Interim Results For Fiscal Year ending Mar. 31, 2005

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. “The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Subscribers

							(thousands)
	A	B	C		D		[Ref.]
	As of Mar. 31, 2004	As of Jun. 30, 2004	As of Sept. 30, 2004		As of Mar. 31, 2005		As of Mar. 31, 2005
					(Revised Forecast)		(Forecast when previous annual results were announced)
				Change C-A		Change D-A
Telephone Subscriber Line	50,938	51,010	50,959	21	50,800	(138)	51,024
NTT East	25,264	25,302	25,274	10	25,164	(99)	25,317
NTT West	25,674	25,708	25,685	11	25,635	(39)	25,707
INS-Net	9,135	8,941	8,765	(369)	8,318	(817)	8,270
NTT East	4,756	4,658	4,572	(185)	4,387	(369)	4,340
NTT West	4,378	4,283	4,194	(185)	3,930	(448)	3,930
INS-Net 64	8,554	8,364	8,186	(368)	7,754	(800)	7,693
NTT East	4,391	4,295	4,206	(185)	4,029	(362)	3,975
NTT West	4,162	4,069	3,979	(183)	3,725	(438)	3,717
INS-Net 1500	58	58	58	0	56	(2)	58
NTT East	36	36	37	0	36	(1)	36
NTT West	22	21	21	(0)	21	(1)	21
Telephone Subscriber Line + INS-Net	60,072	59,952	59,724	(348)	59,117	(955)	59,294
NTT East	30,020	29,960	29,846	(174)	29,552	(468)	29,657
NTT West	30,053	29,991	29,879	(174)	29,566	(487)	29,637
FLET’S ISDN	980	923	868	(111)	723	(257)	723
NTT East	514	488	461	(53)	364	(150)	364
NTT West	466	435	407	(58)	359	(107)	359
FLET’S ADSL	4,089	4,447	4,739	650	5,489	1,400	5,489
NTT East	2,283	2,479	2,620	338	2,983	700	2,983
NTT West	1,806	1,968	2,119	313	2,506	700	2,506
B FLET’S	840	1,029	1,215	375	2,040	1,200	2,040
NTT East	426	528	632	206	1,026	600	1,026
NTT West	414	501	583	169	1,014	600	1,014
Conventional Leased Circuit	514	499	486	(28)	451	(63)	447
NTT East	267	259	253	(14)	238	(29)	236
NTT West	247	239	234	(13)	213	(34)	211
High Speed Digital	462	443	423	(39)	390	(72)	363
NTT East	249	239	229	(20)	209	(39)	205
NTT West	213	204	194	(19)	180	(33)	158
NTT Group Major ISP	6,167	6,379	6,583	416	6,900	733	6,900
OCN*	4,118	4,257	4,361	243	4,500	382	4,500
Plala*	1,750	1,820	1,920	170	2,030	280	2,080
Cellular	46,328	46,834	47,363	1,034	48,200	1,872	—
FOMA*	3,045	4,583	6,488	3,443	10,800	7,755	10,600
i-mode	41,077	41,723	42,362	1,284	43,400	2,323	43,400
FOMA*	2,997	4,526	6,414	3,417	—	—	—
PHS	1,592	1,537	1,460	(132)	1,300	(292)	1,370

Notes :	1 “No. of Telephone Subscriber Lines” is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

2  In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS- Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

3 NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.

4  Number of DoPa single service subscribers, which had not been included in previous reports, has been included in the number of mova subscribers from the results as of Sept. 30, 2004 in order to standardize the definition of subscribers used by all the mobile operators in Japan. Relevant items as of Mar. 31, 2004, Jun. 30, 2004 and Mar. 31, 2005 (Revised Forecast) have been modified by adding DoPa single service subscribers to the previously announced numbers. Dopa single service subscribers are 401 thousand as of Mar. 31, 2004, 426 thousand as of Jun. 30, 2004, 476 thousand as of Sept. 30, 2004, and 530 thousand as of Mar. 31, 2005 (Revised Forecast).

* Partial listing only.

2. Employees

	A As of Sept. 30, 2003	B As of Sept. 30, 2004		D As of Mar. 31, 2005	[Ref.] As of Mar. 31, 2005
			Change B-A	(Revised Forecast)	(Forecast when previous annual results were announced)
NTT Consolidated	221,300	216,350	(4,950)	202,700	203,400
Core Group Companies
NTT (Holding)	3,200	2,850	(350)	2,800	2,850
NTT East	15,600	14,900	(700)	14,450	14,350
NTT West	14,700	13,750	(950)	12,850	12,950
NTT Communications	7,600	7,850	250	7,700	7,700
NTT DATA (Consolidated)	17,950	18,900	950	18,600	18,600
NTT DoCoMo (Consolidated)	22,000	22,100	100	21,650	21,450
(Reference) “Outsourcing Companies”
East Outsourcing Companies	50,500	48,750	(1,750)	46,050	46,200
West Outsourcing Companies	54,850	53,350	(1,500)	50,750	50,600

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired / are retiring at the end of fiscal year and rehired / are rehiring at the beginning of next fiscal year.

	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year, as described below:

		- At the end of fiscal year ended Mar. 31, 2004 (Revised Forecast) (East Outsourcing Companies : 2,500 employees, West Outsourcing Companies : 2,650 employees)

		- At the end of fiscal year ending Mar. 31, 2005 (Forecast when previous annual results were announced) (East Outsourcing Companies : 2,500 employees, West Outsourcing Companies : 2,550 employees)

3. Capital Investment	(billions of yen)

	A	B		D	[Ref.]
	Six Months ended Sept. 30, 2003	Six Months ended Sept. 30, 2004		Fiscal year ending Mar. 31, 2005	Fiscal year ending Mar. 31, 2005
			Change B-A	(Revised Forecast)	(Forecast when previous annual results were announced)
NTT Consolidated	849.8	948.3	98.5	2,080.0	2,000.0
Core Group Companies
NTT (Holding)	3.5	7.7	4.2	19.0	19.0
NTT East	152.6	184.4	31.7	410.0	410.0
NTT West	199.0	166.6	(32.4)	390.0	390.0
NTT Communications	44.4	59.3	14:9	139.0	120.0
NTT DATA (Consolidated)	66.8	49.0	(17.8)	113.0	113.0
NTT DoCoMo (Consolidated)	323.9	433.1	109.2	855.0	796.0

Notes :	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31,2005 (Revised Forecast) include 253 billion yen for voice transmission, 34 billion yen for data transmission, 81 billion yen for leased circuit, 2 billion yen for telegraph, 5 billion yen for R&D facilities, 35 billion yen for Joint Facilities, etc in NTT East, 256 billion yen for voice transmission, 35 billion yen for data transmission, 79 billion yen for leased circuit, 2 billion yen for telegraph, 3 billion yen for R&D facilities, 15 billion yen for Joint Facilities, etc in NTT West, and 56 billion yen for voice transmission, 14 billion yen for data transmission, 9 billion yen for leased circuit, 22 billion yen for R&D facilities, 36 billion yen for Joint Facilities, etc in NTT Communications.
	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2005 (Revised Forecast) include approximately 1,300 billion yen for optical fiber related investment in NTT East, and approximately 1,500 billion yen for optical fiber related investment in NTT West. Coverage rates of optical fiber are 83% for NTT East and 81% for NTT West (Revised Forecast).
	3	Figures for consolidated capital investment of NTT and NTT DoCoMo the accrual-based amounts required for acquisition of fixed assets and intangibles. The difference from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

		(billions of yen)

	A	B
	Six Months ended Sept 30, 2003	Six Months ended Sept 30, 2004
NTT Group Consolidated	849.8	948.3
Payments for property, plant and equipment	850.5	874.0
Acquisition of intangible and other assets	163.9	213.0
Other differences	(164.5)	(138.7)
NTT DoCoMo Consolidated	323.9	433.1
Payments for property, plant and equipment	299.3	365.1
Acquisition of intangible and other assets	71.9	108.5
Other differences	(47.3)	(40.6)

4-1. Financial Results and Projections of Core Group Companies				(billions of yen)
	A Six Months ended Sept. 30 2003	B Six Months ended Sept 30, 2004		C Fiscal year ending March 31, 2005	[Ref.] Fiscal year ending March 31, 2005
			change B-A	(Revised Forecast)	(Forecast when previous annual results were announced)
NTT (Holding) (JPN GAAP)
Operating Revenues	141.5	200.1	58.5	328.0	330.0
Operating Expenses	72.2	78.9	6.7	185.0	185.0
Operating Income	69.3	121.1	51.7	143.0	145.0
Non-Operating Income	37.6	35.4	(2.2)	69.0	68.0
Non-Operating Expenses	33.9	31.2	(2.7)	62.0	61.0
Recurring Profit	73.0	125.3	52.2	150.0	152.0
Net Income	229.9	408.9	178.9	455.0	149.0
NTT East (JPN GAAP)
Operating Revenues	1,113.7	1,071.4	(42.2)	2,128.0	2,148.0
Voice Transmission Services (excluding IP)	758.0	713.8	(44.2)	1,365.0	1,385.0
IP Services	67.0	98.0	30.9	216.0	226.0
Leased Circuit (excluding IP)	125.7	105.1	(20.5)	192.0	183.0
Telegraph	15.7	13.1	(2.6)	27.0	28.0
Others	75.8	73.7	(2.1)	328.0	326.0
Related Business	71.2	67.5	(3.6)
Operating Expenses	1,047.9	1,023.5	(24.4)	2,053.0	2,063.0
Personnel	117.2	103.5	(13.7)	204.0	206.0
Cost of services and equipment sold, and selling, general and administrative expenses	632.7	623.7	(8.9)	1,265.0	1,280.0
Depreciation and amortization	231.5	232.9	1.3	454.0	434.0
Loss on disposal of property, plant and equipment	22.9	23.9	0.9	55.0	68.0
Taxes and public dues	43.3	39.4	(3.9)	75.0	75.0
Operating Income	65.7	47.9	(17.8)	75.0	85.0
Non-Operating Income	29.4	27.9	(1.4)	54.0	54.0
Non-Operating Expenses	21.1	22.4	1.2	44.0	44.0
Recurring Profit	74.0	53.4	(20.5)	85.0	95.0
Net Income	40.1	31.3	(8.8)	46.0	52.0
NTT West (JPN GAAP)
Operating Revenues	1,060.9	1,029.1	(31.7)	2,049.0	2,070.0
Voice Transmission Services (excluding IP)	738.3	697.3	(41.0)	1,352.0	1,361.0
IP Services	55.2	82.4	27.2	192.0	206.0
Leased Circuit (excluding IP)	101.8	87.4	(14.3)	164.0	159.0
Telegraph	16.1	14.7	(1.4)	30.0	30.0
Others	81.2	74.2	(7.0)	311.0	314.0
Related Business	68.0	72.9
Operating Expenses	1,019.8	981.1	(38.6)	1,984.0	1,999.0
Personnel	115.1	97.5	(17.5)	196.0	203.0
Cost of services and equipment sold, and selling, general and administrative expenses	607.2	605.9	(1.3)	1,240.0	1,243.0
Depreciation and amortization	230.2	214.5	(15.7)	423.0	425.0
Loss on disposal of property, plant and equipment	20.3	26.2	5.8	51.0	53.0
Taxes and public dues	46.8	36.9	(9.8)	74.0	75.0
Operating Income	41.0	47.9	6.9	65.0	71.0
Non-Operating Income	26.5	26.4	0.0	51.0	48.0
Non-Operating Expenses	27.9	21.0	(6.9)	42.0	45.0
Recurring Profit	39.6	53.4	13.8	74.0	74.0
Net Income	26.4	31.5	5.1	44.0	44.0

Notes:	1	Operating Revenues of NTT East and NTT West for the six months ended Sept. 30, 2004 and fiscal year ending Mar. 31, 2005 include expected settlement of interconnection charges based on the LRIC methodology as in effect for fiscal year ending Mar. 31, 2004. Expected settlement of interconnection charges based on the LRIC methodology for the six months ended Sept. 30, 2004 are 8.6 billion yen for NTT East and 7.5 billion yen for NTT West, respectively. Figures for the six months ended Sept. 30, 2003 do not include any amounts for settlement of interconnection charges.
	2	Operating Revenues from IP of NTT East and NTT West include corporate and condominium IP telephony services in Voice Transmission Services, and monthly charges and installation fees of IP services in Leased Circuit Services.

4-2. Financial Results and Projections of Core Group Companies	(billions of yen	)

	A Six Months ended Sept. 30, 2003	B Six Months ended Sept. 30, 2004		C Fiscal year ending March 31, 2005	[Ref.] Fiscal year ending March 31, 2005
			change B-A	(Revised Forecast)	(Forecast when previous annual results were announced)

NTT Communications (JPN GAAP)
Operating Revenues	535.2	525.3	(9.8)	1,096.0	1,087.0

Voice Transmission Services	245.3	229.8	(15.4)	438.0	430.0
Data Transmission Services	150.5	168.1	17.5	342.0	340.0
Leased Circuit	88.2	70.1	(18.0)	132.0	132.0
Others	4.1	12.6	8.4	184.0	185.0
Related Business	47.0	44.5	(2.4)
Operating Expenses	466.2	477.4	11.2	1,015.0	1,003.0
Personnel	43.0	42.9	(0.0)	87.0	88.0
Cost or services and equipment sold, and selling, general and	219.9	231.0	11.0	780.0	763.0
Communication Network Charges	130.6	134.6	4.0
Depreciation and amortization	59.8	59.3	(0.4)	118.0	121.0
Loss on disposal of property, plant and equipment	7.1	3.3	(3.7)	18.0	19.0
Taxes and public dues	5.5	6.0	0.4	12.0	12.0
Operating Income	69.0	47.9	(21.0)	81.0	84.0
Non-Operating Income	12.9	13.4	0.5	28.0	22.0
Non-Operating Expenses	13.8	14.6	0.7	29.0	26.0
Recurring Profit	68.1	46.7	(21.3)	80.0	80.0
Net Income	10.9	27.7	16.7	47.0	47.0
NTT Data Consolidated (JPN GAAP)
Operating Revenues	357.3	381.7	24.4	830.0	830.0
System Integration Business	280.6	304.8	24.1	673.0	673.0
Network System Business	28.9	28.1	(0.7)	55.0	55.0
Others	80.7	85.1	4.3	177.0	177.0
Elimination or corporate	(32.9)	(36.2)	(3.3)	(75.0)	(75.0)
Cost of Sales	260.4	290.9	30.5	635.0	635.0
Gross Profit	96.9	90.8	(6.0)	195.0	195.0
Selling and General Expense	73.0	73.8	0.7	160.0	160.0
Operating Income	23.8	16.9	(6.8)	35.0	35.0
Non-Operating Income (loss)	(4.3)	(3.4)	0.9	(9.0)	(9.0)
Recurring Profit	19.4	13.5	(5.9)	26.0	26.0
Net Income	3.9	8.1	4.2	16.0	16.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	2,535.9	2,452.0	(84.0)	4,820.0	4,920.0
Wireless Services	2,261.2	2,163.8	(97.3)	4,273.0	4,326.0
Cellular Services	2,188.5	2,088.3	(100.2)	4,114.0	4,158.0
Voice	1,659.2	1,549.4	(109.9)	3,062.0	3,097.0
FOMA*	23.9	187.5	163.5	506.0	491.0
Packet Communications	529.2	538.9	9.7	1,052.0	1,061.0
FOMA*	12.3	96.3	84.0	248.0	214.0
PHS*	36.0	31.5	(4.4)	60.0	62.0
Quickcast*	3.1	2.4	(0.7)	4.0	4.0
Equipment sales	274.8	288.1	13.3	547.0	594.0
Operating Expenses	1,945.8	1,906.5	(39.3)	3,990.0	4,090.0
Personnel	125.9	125.0	(1.0)	252.0	245.0
Cost of services and equipment sold, and selling, general and	1,249.6	1,221.1	(28.5)	2,523.0	2,617.0
Depreciation and amortization	347.2	340.3	(6.9)	739.0	741.0
Loss on disposal of property, plant and equipment	11.5	14.8	3.3	58.0	60.0
Communication Network Charges	193.9	187.6	(6.3)	381.0	386.0
Taxes and public dues	17.7	17.7	0.1	37.0	41.0
Operating Income	590.1	545.4	(44.7)	830.0	830.0
Non-Operating Income (loss)	(5.4)	(0.3)	5.2	486.0	484.0
Income before Tax	584.7	545.2	(39.5)	1,316.0	1,314.0
Net Income	356.4	335.2	(21.2)	758.0	751.0

Note:	* Partial listing only.

5. Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

(yen)

	Fiscal Year ended March 31, 2004	2nd Quarter ended Sept. 30, 2004	1st Half ended Sept. 30, 2004	Fiscal Year ending March 31, 2004	[Ref.] Fiscal Year ending March 31, 2005
				(Revised Forecast)	(Forecast when previous annual results were announced)
NTT East
Telephone Subscriber Lines ARPU	2,990	2,970	2,970	2,880	2,950
ISDN Subscriber Lines ARPU	5,750	5,560	5,560	5,470	5,570
NTT West
Telephone Subscriber Lines ARPU	2,900	2,880	2,870	2,820	2,890
ISDN Subscriber Lines ARPU	5,730	5,530	5,530	5,470	5,560
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,890	7,340	7,370	7,190	7,270
Voice ARPU (FOMA+mova)	5,920	5,440	5,450	5,330	5,390
Packet ARPU (FOMA+mova)	1,970	1,900	1,920	1,860	1,880
i-mode ARPU (FOMA+mova)*	1,970	1,890	1,920	1,850	1,870
ARPU generated purely from i-mode (FOMA+mova)	2,240	2,100	2,130	2,050	2,070
Cellular Aggregate ARPU (FOMA)	10,280	9,890	10,030	9,550	9,240
Voice ARPU (FOMA)	6,900	6,610	6,600	6,390	6,410
Packet ARPU (FOMA)	3,380	3,280	3,430	3,160	2,830
i-mode ARPU (FOMA)*	3,240	3,230	3,380	3,110	2,750
ARPU generated purely from i-mode (FOMA)	3,330	3,270	3,420	3,150	2,810
Cellular Aggregate ARPU (mova)	7,830	6,990	7,070	6,800	6,970
Voice ARPU (mova)	5,890	5,280	5,320	5,160	5,240
i-mode ARPU (mova)	1,940	1,710	1,750	1,640	1,730
ARPU generated purely from i-mode (mova)	2,200	1,920	1,970	1,850	1,940

Notes:	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

-	ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

-	ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4	We compute ARPU for our cellular business using two aggregate measures.

-	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

-	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

-	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

-	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i- mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

5	We show ARPU for our i-mode using two aggregate measures.

-	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

-	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

6	No. of DoPa Single Service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

7	No. of active subscribers used in ARPU calculation are as below.

-	FY Results & Forecast: Sum of No. of active subscribers** (as defined below) for each month from Apr. to Mar.

-	2Q Results: Sum of No. of active subscribers** (as defined below) for each month from Jul. to Sept.

-	1H Results: Sum of No. of active subscribers ** (as defined below) for each month from Apr. to Sept.

**	active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

*	Partial listing only

6. Interest-Bearing Liabilities (Consolidated)							(billions of yen)
	As of Mar. 31, 2004		As of Sept 30, 2004		As of Mar. 31, 2005		[Ref.] As of Mar. 31, 2005
					(Revised Forecast)		(Forecast when previous annual results were announced)
Interest-Bearing Liabilities	5,921.7		5,836.2		5,650.0		5,650.0

7. Indices (Consolidated)

	Fiscal Year ended Mar. 31, 2004		1st Half ended Sept 30, 2004		Fiscal Year ending Mar. 31, 2005		[Ref.] Fiscal Year ending Mar. 31, 2005
					(Revised Forecast)		(Forecast when previous annual results were announced)
Operating Income	1,560.3	billion yen	787.80	billion yen	1,175.0	billion yen	1,180.0	billion yen
EBITDA Margin	35.5%		35.9%		32.5%		32.2%
Operating FCF	1,920.2	billion yen	964.4	billion yen	1,420.0	billion yen	1,505.0	billion yen
ROCE	7.3%		—		5.5%		5.6
Note: The reconciliation of Indices are as follows. Please see P2 for capital investment.

	Fiscal Year ended Mar. 31, 2004		1st Half ended Sept 30, 2004		Fiscal Year ending Mar. 31, 2005		[Ref.] Fiscal Year ending Mar. 31, 2005
					(Revised Forecast)		(Forecast when previous annual results were announced)
EBITDA Margin [(c/d)x100]	35.5%		35.9%		32.5%		32.2%
a Operating Income	1,560.3	billion yen	787.8	billion yen	1,175.0	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,373.5	billion yen	1,124.9	billion yen	2,325.0	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	1,912.7	billion yen	3,500.0	billion yen	3,505.0	billion yen
d Operating Revenues	11,095.5	billion yen	5,321.6	billion yen	10,780.0	billion yen	10,900.0	billion yen
Operating FCF [(c-d)]	1,920.2	billion yen	964.4	billion yen	1,420.0	billion yen	1,505.0	billion yen
a Operating Income	1,560.3	billion yen	787.8	billion yen	1,175.0	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,373.5	billion yen	1,124.9	billion yen	2,325.0	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	1,912.7	billion yen	3,500.0	billion yen	3,505.0	billion yen
d Capital Investment	2,013.6	billion yen	948.3	billion yen	2,080.0	billion yen	2,000.0	billion yen
ROCE [(b/c)x100]	7.3%		—		5.5%		5.6%
a Operating Income	1,560.3	billion yen	—		1,175.0	billion yen	1,180.0	billion yen
(Normal Statutory Tax Rate)	42.0%		—		41.0%		41.0%
b Operating Income x(1-Normal Statutory Tax Rate)	905.0	billion yen	—		693.3	billion yen	696.2	billion yen
c Operating Capital Employed	12,324.0	billion yen	—		12,513.8	billion yen	12,465.3	billion yen